Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

EVERGREEN PARENT, L.P.

EVERGREEN MERGER SUB, INC.

and

AMTRUST FINANCIAL SERVICES, INC.

Dated as of March 1, 2018

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 1, 2018 (this “Agreement”), by and among Evergreen Parent, L.P., a Delaware limited partnership (“Parent”), Evergreen Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and AmTrust Financial Services, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Parties intend that Merger Sub be merged with and into the Company with the Company as the surviving corporation in accordance with the Delaware General Corporation Law (the “DGCL”), upon the terms and subject to the conditions of this Agreement (the “Merger”);

WHEREAS, in the Merger, upon the terms and subject to the conditions of this Agreement, each share of common stock, par value $0.01 per share, of the Company (“Common Stock”), other than Excluded Shares and Dissenting Shares, will be converted into the right to receive $13.50 per share in cash, without interest;

WHEREAS, as a condition to the willingness of the Company to enter into the Agreement, Trident VII, L.P. (and its affiliated funds) (“Trident”), K-Z Evergreen, LLC, a Delaware limited liability company (the “K-Z LLC,” and together with Trident, the “Equity Providers”) have entered into and delivered the Equity Commitment Letters naming the Company as an express third party beneficiary of the terms thereof;

WHEREAS, each of the stockholders of the Company listed on Exhibit A (the “Rollover Stockholders”) has agreed that immediately prior to the Effective Time such stockholder shall contribute to Parent such stockholder’s shares of Common Stock (collectively, the “Rollover Shares”) in exchange for limited partnership interests of Parent pursuant to the terms and subject to the conditions of the rollover agreement, dated as of the date hereof, by and among Parent and each of the Rollover Stockholders (the “Rollover Agreement”);

WHEREAS, the board of directors of the Company (the “Company Board”) (upon the recommendation of a special committee consisting of independent members of the Company Board not affiliated with Parent (the “Special Committee”)) has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair, advisable and in the best interests of the Company and the Public Stockholders, (ii) adopted resolutions approving the terms of this Agreement, the Merger and the other transactions contemplated hereby and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, each of the general partner of Parent and the board of directors of Merger Sub have (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair, advisable and in the best interests of Parent’s limited partners or Merger Sub and its stockholders, as applicable, and (ii) approved the terms of this Agreement, the Merger and the other transactions contemplated hereby; and

WHEREAS, each of the Rollover Stockholders has agreed, subject to the terms and conditions of the Rollover Agreement, to vote the shares of Common Stock beneficially owned or controlled by such Rollover Stockholder in favor of the adoption of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.01    Definitions. In this Agreement, unless the context otherwise requires, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person making an Acquisition Proposal entered into in accordance with the terms and conditions set forth in Section 5.04, and on terms and conditions customary with respect to transactions of the nature contemplated by such Acquisition Proposal.

“Acquisition Proposal” means any inquiry, proposal or offer from any third party relating to (a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions (including by means of reinsurance), of (i) ten percent (10%) or more of the outstanding Common Stock, (ii) ten percent (10%) or more (based on the fair market value thereof) of the assets (including equity securities of the Company Subsidiaries) of the Company and the Company Subsidiaries, taken as a whole, or (iii) assets or businesses of the Company and the Company Subsidiaries that constitute or generate ten percent (10%) or more of the total assets, consolidated revenues or net income (or in the case of reinsurance, exposure to insurance liabilities) of the Company and the Company Subsidiaries, taken as a whole, (b) any tender offer or exchange offer that, if consummated, would result in any third party (other than Parent) having beneficial ownership of, directly or indirectly, ten percent (10%) or more of the outstanding Common Stock, (c) any merger, consolidation, amalgamation, business combination, or any combination of the foregoing, any recapitalization, liquidation, dissolution, share exchange or similar transaction involving the Company or any Company Subsidiary, other than, in each case, the transactions contemplated by this Agreement or (d) any reorganization or other transaction having a similar effect to those described in clauses (a) through (c).

“Action” means any actual or pending action, claim, suit, investigation (other than any ordinary course examination by any Governmental Entity), litigation, administrative action or dispute, arbitration or proceeding by or before any Governmental Entity.

“Adverse Company Recommendation” has the meaning set forth in Section 5.04(d).

“Affiliates” means, with respect to any Person, any other Person that directly or indirectly Controls, is Controlled by or is under common Control with, such Person; provided, that (a) Parent and its Affiliates (other than the Company and the Company Subsidiaries) shall not be deemed to be Affiliates of the Company and the Company Subsidiaries and (b) the Company and the Company Subsidiaries shall not be deemed to be Affiliates of Parent and its Affiliates (other than the Company and the Company Subsidiaries) for any purpose hereunder.

“Agreement” has the meaning set forth in the Preamble.

“Back-to-Back Equity Commitment Letters” has the meaning set forth in Section 4.04(a).

“Back-to-Back Equity Financing” has the meaning set forth in Section 4.04(a).

“Back-to-Back Equity Financing Sources” has the meaning set forth in Section 4.04(a).

“Benefit Plan” means each deferred compensation and each bonus or other incentive compensation, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other material employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or any of the Company Subsidiaries for the benefit of their respective directors, employees or former employees of the Company or any of the Company Subsidiaries.

“Book-Entry Shares” has the meaning set forth in Section 2.07(b).

“Burdensome Condition” has the meaning set forth in Section 5.05(c).

“Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in New York, New York are authorized or required by Law to close.

“Bylaws” has the meaning set forth in Section 2.04(b).

“Certificate of Incorporation” has the meaning set forth in Section 2.04(a).

“Certificate of Merger” has the meaning set forth in Section 2.02.

“Certificates” has the meaning set forth in Section 2.07(b).

“Change of Control Offer” has the meaning set forth in Section 5.15(d).

“Closing” has the meaning set forth in Section 2.03.

“Closing Date” has the meaning set forth in Section 2.03.

“Code” means the U.S. Internal Revenue Code of 1986.

“Common Stock” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Company 10-K” means the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (together with any amendments thereto filed with the SEC and publicly available on the SEC’s EDGAR website at least two (2) Business Days prior to the date of this Agreement).

“Company Board” has the meaning set forth in the Recitals.

“Company Disclosure Schedule” has the meaning set forth in the preamble of ARTICLE III.

“Company Insurance Subsidiary” means each Company Subsidiary that conducts the business of insurance.

“Company IP” has the meaning set forth in Section 3.12(a).

“Company Option” means an award of an option to purchase shares of Common Stock granted pursuant to a Company Stock Plan.

“Company PSU” means an award of performance share units with respect to shares of Common Stock granted pursuant to a Company Stock Plan.

“Company Recommendation” has the meaning set forth in Section 3.04(c).

“Company Restricted Share” means a restricted share of Common Stock, subject to forfeiture, granted pursuant to a Company Stock Plan.

“Company RSU” means an award of restricted stock units with respect to shares of Common Stock granted pursuant to a Company Stock Plan.

“Company SAP Statements” has the meaning set forth in Section 3.14(a).

“Company Stock Plans” means the Company’s 2005 Equity Incentive Plan and the Company’s 2010 Omnibus Incentive Plan, as amended.

“Company Stockholders’ Meeting” has the meaning set forth in Section 5.03.

“Company Subsidiaries” has the meaning set forth in Section 3.03.

“Compliant” means, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading in light of the circumstances in which it was made, (b) the financial statements included in such Required Information have been prepared in accordance with GAAP consistently applied and audited in accordance with generally accepted auditing standards in the United States, except as may be indicated in the notes thereto, and (c) the independent accountant that audited the financial statements has not withdrawn any audit opinion with respect to any financial statements contained in the Required Information.

“Consent Solicitation” has the meaning set forth in Section 5.15(b).

“Contract” means any contract, license, lease, commitment, arrangement, purchase or sale order, undertaking, understanding or other agreement, whether written or oral.

“Control” means the power to direct or cause the direction of management or policies of a Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise.

“Convertible Notes” has the meaning set forth in Section 5.15(a).

“Covered Person” has the meaning set forth in Section 5.09(a).

“Debt Financing” has the meaning set forth in Section 5.14(a).

“Debt Tender Offer” has the meaning set forth in Section 5.15(a).

“DGCL” has the meaning set forth in the Recitals.

“Dissenting Shares” has the meaning set forth in Section 2.06(a).

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Effective Time” has the meaning set forth in Section 2.02.

“Environmental Law” means any foreign, federal, state or local law, treaty, statute, rule, regulation, order, ordinance, decree, injunction, judgment, governmental restriction or any other requirement of law (including common law) regulating or relating to the protection of human health from exposure to any hazardous substance, natural resource damages or the protection of the environment, including laws relating to the protection of wetlands, pollution, contamination or the use, generation, management, handling, transport, treatment, disposal, storage, release or threatened release of hazardous substances.

“Equity Commitment Letter” has the meaning set forth in Section 4.04(a).

“Equity Financing” has the meaning set forth in Section 4.04(a).

“Equity Providers” has the meaning set forth in the Recitals.

“ERISA” has the meaning set forth in the definition of Benefit Plan.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations of the SEC promulgated under such Exchange Act from time to time.

“Exchange Fund” has the meaning set forth in Section 2.07(a).

“Excluded Shares” has the meaning set forth in Section 2.05(b)(ii).

“GAAP” means accounting principles and practices generally accepted in the United States.

“Governmental Entity” means (a) any federal, state, local, municipal, foreign or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, public or private arbitrator or arbitral body or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature; (b) any self-regulatory organization or (c) any subdivision of any of the foregoing.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations promulgated thereunder.

“Indemnitees” has the meaning set forth in Section 5.14(b).

“Insurance Regulator” means any of (a) a Governmental Entity regulating or supervising the business of insurance or reinsurance companies and (b) Lloyd’s.

“Intellectual Property” means all foreign and domestic: (a) trademarks, service marks, brand names, corporate names, Internet domain names, logos, symbols, trade dress, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby; (b) patents and proprietary inventions and discoveries; (c) confidential and proprietary information, trade secrets and know-how; (d) copyrights, software and works of authorship in any media; and (e) all applications and registrations, invention disclosures, and extensions, revisions, restorations, substitutions, modifications, renewals, divisions, continuations, continuations-in-part, reissues and re-examinations related to any of the foregoing.

“Intervening Event” means a material change, development, effect, circumstance, state of facts or event that affects the business, assets or operations of the Company occurring after the date of this Agreement that is not related to the receipt, existence of or terms of an Acquisition Proposal or any inquiry relating thereto and the occurrence of which is not reasonably foreseeable to the Special Committee as of the date hereof.

“Judgment” means any judgment, order, stipulation, determination, award, writ, injunction or decree entered by or with any Governmental Entity.

“Knowledge” means, with respect to the Company, the knowledge of the individuals listed on Section 1.01 of the Company Disclosure Schedule after reasonable inquiry and, with respect to Parent, the knowledge of the officers of Parent after reasonable inquiry.

“K-Z LLC” has the meaning set forth in the Recitals.

“K-Z LLC Equity Commitment Letter” has the meaning set forth in Section 4.04(a).

“Law” means any law, statute, common law, ordinance, code, rule, Judgment, directive, Lloyd’s Regulation, handbook or rulebook issued by an Insurance Regulator, Permit, regulation or other requirement having the force of law.

“Leased Real Property” has the meaning set forth in Section 3.18(b).

“Liabilities” means any liabilities or obligations of any kind, whether accrued, contingent, known or unknown, absolute, inchoate or otherwise.

“Lien” means any mortgage, deed of trust, pledge, lien, license, charge, restriction, claim, option to purchase, security interest, lease, sublease, covenant, right of way, easement, encroachment, right, option, conditional sale or other title retention, right of first refusal or other encumbrance of any nature whatsoever (other than Liens for or with respect to Taxes that are not yet due and payable or delinquent), including any restriction on use, transfer, voting or other exercise of any attributes of ownership.

“Lloyd’s” means the Society and Corporation of Lloyd’s incorporated under the Lloyd’s Acts of 1871 to 1982 of England and Wales.

“Lloyd’s Regulations” means the by-laws, regulations, codes of practice and mandatory directions and requirements governing the conduct and management of underwriting business at Lloyd’s from time to time, including in respect of the administration or conduct of Lloyd’s managing agencies or Lloyd’s personal or corporate members.

“Material Adverse Effect” means any change, development, effect, circumstance, state of facts or event that, individually or in the aggregate, (a) has had or would reasonably be expected to have a material adverse effect on the operations, business, assets, properties, Liabilities or condition (financial or otherwise) of the Company and the Company Subsidiaries taken as a whole; provided, that with respect to this clause (a) the term “Material Adverse Effect” shall not include any such change, development, effect, circumstance, state of facts or event relating to or arising from (i) changes in the economy or financial markets generally in the United States or other countries in which the Company conducts material operations, (ii) the occurrence, escalation, outbreak or worsening of any war, acts of terrorism or military conflicts in the United States or other countries in which the Company conducts material operations, (iii) changes in the economic, business, financial or regulatory environment generally affecting the industries in which the Company and the Company Subsidiaries operate, (iv) changes in any applicable Laws or applicable accounting regulations (including GAAP or SAP), (v) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters, (vi) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings, or other financial performance or results of operations, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure to the extent not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (vii) the announcement of the execution of this Agreement and the transactions contemplated hereby (provided, that if any of the foregoing result in a breach of Section 3.05, the changes, developments, effects, circumstances, state of facts or events that result from, arise out of or relate to such breach shall not be disregarded when determining whether a Material Adverse Effect has occurred), (viii) any action taken or not taken by the Company or any Company Subsidiary, in each case which is expressly required or prohibited by this Agreement (provided, that this clause (viii) shall not apply with respect to any action taken pursuant to the requirement that the Company and the Company Subsidiaries conduct their business in all material respects in the ordinary course of business consistent with past practice), (ix) any action taken or not taken by the Company or any Company Subsidiary at the written request or direction of Parent or its Affiliates, (x) (A) any restatement of the Company’s financial statements or the disclosure of any material weakness or significant deficiency in the Company’s internal control over financial reporting, (B) any disclosures (or amendments to prior disclosures) in any SEC Documents requested or required to be made at the direction of the SEC or SEC staff or the Company’s independent registered public accountants or (C) any delinquent filing of an SEC Document made by the Company after the applicable filing deadline as prescribed by the SEC’s rules and regulations or (xi) any change or announcement of a potential change or change in outlook (including any negative watch) in the A.M. Best rating of the Company or any of the Company Subsidiaries or any of their securities (provided, that the facts or occurrences giving rise to or contributing to such change or announcement of a potential change to the extent not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect); provided, however, that, with respect to clauses (i) through (v), effects resulting from any change, development, effect, circumstance, state of facts or event that has had or would reasonably be expected to have a disproportionate adverse effect on the Company or any Company Subsidiary compared to other companies operating in the industries in which the Company or the Company Subsidiaries operate will be considered for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur or (b) would prevent or materially delay, interfere with or hinder the consummation by the Company of the Merger or the compliance by the Company with its obligations under this Agreement.

“Material Contract” has the meaning set forth in Section 3.13(a).

“Maximum Premium” has the meaning set forth in Section 5.09(c).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 2.05(b)(i).

“Merger Sub” has the meaning set forth in the Preamble.

“NASDAQ” means the NASDAQ Global Select Market.

“Non-Disclosure Agreement” means the Non-Disclosure Agreement, dated as of November 17, 2017, by and between Stone Point LLC and Company.

“Non-Party Entities” has the meaning set forth in Section 8.13.

“Offer Documents” has the meaning set forth in Section 5.15(d).

“Order” means any order, judgment, award, decision, decree, injunction, ruling writ or assessment of any Governmental Entity (whether temporary, preliminary or permanent).

“Other Securities” shall mean any outstanding bonds, notes or debentures of the Company other than the Convertible Notes or any outstanding shares of the Preferred Stock.

“Outside Date” has the meaning set forth in Section 7.01(b)(i).

“Owned Real Property” has the meaning set forth in Section 3.18(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Disclosure Schedule” has the meaning set forth in the preamble of ARTICLE IV.

“Parent Expenses” has the meaning set forth in Section 7.03(b).

“Parent Related Parties” means Parent, Merger Sub, Trident, K-Z LLC and any of their respective Affiliates, Representatives, holders of equity interests, successors or assigns.

“Party” means each party to this Agreement.

“PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001 and the regulations promulgated thereunder.

“Paying Agent” has the meaning set forth in Section 2.07(a).

“Permits” has the meaning set forth in Section 3.10.

“Permitted Liens” means (a) any Liens for taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, workmen’s, landlords’ or other similar Liens, (c) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (d) Liens that do not, individually or in the aggregate, materially impair the continued use or operation of the property to which they relate or the conduct of the business of the Company and the Company Subsidiaries as conducted on the date of this Agreement, (e) statutory Liens arising by operation of Law with respect to a liability incurred in the ordinary course of business and which is not yet due and payable or which is being contested in good faith and by appropriate proceedings and (f) easements, rights of way or other similar matters or restrictions or exclusions that would be shown by a current survey title report or other similar report.

“Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Preferred Stock” has the meaning set forth in Section 3.02(a).

“Proxy Statement” has the meaning set forth in Section 5.02(a).

“Public Stockholders” means all of the holders of outstanding Common Stock, excluding Parent and its Affiliates, the Rollover Stockholders and their respective Affiliates, and the directors and officers of the Company set forth on Schedule I. For purposes of this definition only, Rollover Stockholders shall also include each immediate family member (as defined in Item 404 of Regulation S-K) of any Rollover Stockholder and any trust or other entity (other than the Company) in which any Rollover Stockholder or any such immediate family member thereof holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary, equity or other financial interest.

“Related Party Agreement” means any Contract between the Company or any Company Subsidiary, on the one hand, and any individual who has the meaning ascribed to “related person” under Item 404 of Regulation S-K, on the other hand.

“Representatives” has the meaning set forth in Section 5.04(a).

“Required Information” means all financial, business and other pertinent information reasonably requested by Parent or its financing sources in order to consummate any Debt Financing, including annual audited consolidated financial statements of the Company and the Company Subsidiaries as of and for the three (3) years ended more than ninety (90) days prior to the Closing Date and, if applicable, quarterly unaudited condensed consolidated financial statements (with information of the type included in the unaudited financial statements) of the Company and the Company Subsidiaries as of and for quarters (and the corresponding year-to-date interim period if more than one quarter) ended more than forty-five (45) days prior to the Closing Date (and the corresponding period of the prior year), management’s discussion and analysis of financial condition and results of operations for annual and interim periods required to be included in the offering materials, business and other financial and other data of the type and form customarily included in information memoranda for syndicated bank financing, all of which shall be Compliant.

“Required Regulatory Approvals” has the meaning set forth in Section 6.01(c).

“Required Stockholder Vote” has the meaning set forth in Section 3.04(a).

“Rollover Agreement” has the meaning set forth in the Recitals.

“Rollover Shares” has the meaning set forth in the Recitals and includes the shares of Common Stock of any employee holder that executes a joinder to the Rollover Agreement after the date hereof in accordance with Section 5.16.

“Rollover Stockholders” has the meaning set forth in the Recitals and shall include any employee holder of shares of Common Stock that executes a joinder to the Rollover Agreement after the date hereof in accordance with Section 5.16.

“Significant Subsidiary” has the meaning ascribed to it under Rule 1-02 of Regulation S-X of the SEC.

“SAP” means accounting practices required or permitted by applicable insurance Governmental Entities.

“Schedule 13E-3” has the meaning set forth in Section 5.02(b).

“SEC” means the U.S. Securities and Exchange Commission, and any successor or replacement entity.

“SEC Documents” has the meaning set forth in Section 3.07(a).

“Securities Act” means the Securities Act of 1933 and the rules and regulations of the SEC promulgated under such Securities Act from time to time.

“Senior Notes Indenture” means the Indenture, dated as of December 21, 2011, between the Company and the Bank of New York Mellon Trust Company, N.A., as trustee, as supplemented by the First Supplemental Indenture, dated as of December 21, 2011 and the Third Supplemental Indenture, dated as of December 10, 2014, governing the 5.5% Convertible Senior Notes due 2021 of the Company, and the Fourth Supplemental Indenture, dated December 15, 2014, governing the 2.75% Convertible Senior Notes due 2044 of the Company.

“Special Committee” has the meaning set forth in the Recitals.

“Special Committee Financial Advisor” has the meaning set forth in Section 3.04(d).

“Subsidiary” means, when used with respect to any Person, any other Person that such Person Controls more than fifty percent (50%) of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person (or, in the case of a partnership, limited liability company or other similar entity, Control of the general partnership, managing member or similar interests); provided, that the Company and the Company Subsidiaries shall not be deemed to be Subsidiaries of Parent or its stockholders for any purpose hereunder.

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal (except that references to “ten percent (10%) or more” in the definition of such term will be deemed for purposes of this definition of Superior Proposal to be references to “fifty percent (50%) or more”) made in writing and not solicited in violation of Section 5.04 that the Company Board or the Special Committee has determined in its good faith judgment (a) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal (including any conditions relating to financing, regulatory approvals or other events or circumstances beyond the control of the party invoking the condition), and (b) if consummated, would result in a transaction more favorable to the Public Stockholders from a financial point of view (including the effect of any termination fee or provision relating to the reimbursement of expenses) than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 5.04(e) of this Agreement and the time likely to be required to consummate such Acquisition Proposal).

“Surviving Corporation” has the meaning set forth in Section 2.01.

“Syndicate” means Persons underwriting insurance business at Lloyd’s through the agency of a managing agent or a substitute agent to which a syndicate number is assigned by or under the authority of the governing body of Lloyd’s.

“Tax” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duties, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy, license, estimated, real property, personal property, unclaimed property, escheat, windfall profits, occupation, premium, social security (or similar), workers’ compensation, transfer, registration, alternative or other tax, duty, fee or assessment of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amount and any interest in respect of such penalties and additions and including any amount payable pursuant to an obligation to indemnify or otherwise assume or succeed to the Tax Liability of any other Person.

“Tax Return” means all returns, reports (including elections, declarations, disclosures, schedules, estimates and information returns) and similar documents supplied or required to be supplied to a Tax authority relating to Taxes, including any schedule or attachment thereto and any correspondence relating thereto, and including any amendment thereof, claim for refund, and declaration of estimated Tax.

“Termination Fee” has the meaning set forth in Section 7.03(a).

“Trident” has the meaning set forth in the Recitals.

“Trident Equity Commitment Letter” has the meaning set forth in Section 4.04(a).

“Willful Breach” means a material breach of this Agreement that is a consequence of a deliberate act or omission undertaken by the breaching party with the Knowledge that the taking of or the omission of taking such act would constitute a material breach of this Agreement.

Section 1.02    Interpretations.

(a)    The Parties have participated jointly in the negotiation and drafting of this Agreement; consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(b)    The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neutral genders of such term.

(c)    References to “$” or “dollars” shall refer to U.S. dollars unless specified otherwise.

(d)    References herein to a specific Section, Subsection, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement.

(e)    Wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.”

(f)    References herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and as in effect from time to time, and also to all rules and regulations promulgated thereunder unless such reference is to a Law in existence as of a specified date.

(g)    References herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, other than for purposes of the Company Disclosure Schedule.

(h)    References herein to any Person are also to its permitted successors and assigns.

(i)    The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties.

(j)    If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

(k)    References herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.”

(l)    The terms “or,” “any” and “either” shall not be exclusive.

(m)    The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(n)    The word “will” shall be construed to have the same meaning and effect as the word “shall”.

ARTICLE II

THE MERGER

Section 2.01    The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, Merger Sub will be merged with and into the Company, the separate existence of Merger Sub will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”). The Merger will have the effects as provided by the DGCL.

Section 2.02    Effective Time. As soon as practicable on the Closing Date, Merger Sub and the Company will file with the Secretary of State of the State of Delaware the certificate of merger (the “Certificate of Merger”) executed in accordance with the requirements of Section

251 of the DGCL. The Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as is permissible in accordance with the DGCL and as the Parties may agree, as specified in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 2.03    Closing. Unless otherwise agreed by the Parties in writing, the closing of the Merger (the “Closing”) will take place by the exchange of documents by facsimile, PDF or other electronic means on the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted by this Agreement and applicable Law) of the conditions (other than conditions that by their nature are to be satisfied at the Closing but subject to such conditions being satisfied) provided in ARTICLE VI. The date on which the Closing actually occurs is referred to as the “Closing Date”.

Section 2.04    Certificate of Incorporation; Bylaws; Directors and Officers. At the Effective Time:

(a)    the certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation (the “Certificate of Incorporation”), until, subject to Section 5.09(a), thereafter amended in accordance with its terms and as provided by the DGCL;

(b)    subject to Section 5.09(a), the bylaws of the Company shall be amended in the Merger to read the same as the bylaws of Merger Sub in effect immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to the name of the Company, and as so amended shall be the bylaws of the Surviving Corporation (the “Bylaws”), until, subject to Section 5.09(a), thereafter amended in accordance with its terms and as provided by the DGCL;

(c)    the Company shall take all necessary action such that the directors of Merger Sub immediately prior to the Effective Time shall be the only directors of the Surviving Corporation as of immediately following the Merger until the earlier of (i) their respective death, resignation or removal or (ii) such time as their respective successors are duly elected or appointed as provided in the Certificate of Incorporation or Bylaws; and

(d)    the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of (i) their respective death, resignation or removal or (ii) such time as their respective successors are duly appointed as provided in the Certificate of Incorporation or Bylaws.

Section 2.05    Effect of Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or any stockholders of the Company or Merger Sub, as applicable:

(a)    each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) share of common stock, par value $0.01 per share, of the Surviving Corporation;

(b)    subject to Section 2.06:

(i)    each share of Common Stock that is issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, each share of Common Stock held by any wholly owned Company Subsidiary and Dissenting Shares, will be converted into the right to receive $13.50 in cash, without interest (the “Merger Consideration”), and, when so converted, will automatically be canceled and will cease to exist, except the right to receive the Merger Consideration as contemplated by Section 2.07(b);

(ii)    each share of Common Stock (A) held by Merger Sub or Parent (including the Rollover Shares) or (B) held by the Company in treasury (all such shares, collectively the “Excluded Shares”) will automatically be canceled and will cease to exist; and

(iii)    each share of Common Stock held by any wholly owned Company Subsidiary shall remain outstanding in accordance with its terms.

(c)    each share of Preferred Stock shall remain outstanding in accordance with its terms.

Section 2.06    Dissenting Shares.

(a)    Notwithstanding anything in this Agreement to the contrary, each share of Common Stock that is issued and outstanding immediately prior to the Effective Time and held by a holder who has demanded and perfected such holder’s right to appraisal of such shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into or represent the right to receive the Merger Consideration, but such holder will instead be entitled to such rights as are afforded by Section 262 of the DGCL, unless such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal, in which case such shares shall be subject to Section 2.06(b).

(b)    If any holder of shares of Common Stock who demands appraisal of such shares pursuant to the DGCL fails to perfect, withdraws or otherwise loses such holder’s right to appraisal, at the later of the Effective Time or upon the occurrence of such event, each of such holder’s shares of Common Stock will be converted into and will represent the right to receive the Merger Consideration, without interest, in accordance with Section 2.05(b)(i), and shall not be Dissenting Shares hereunder.

(c)    The Company shall give Parent:

(i)    prompt notice of any written demand for appraisal or payment of the fair value of any shares of Common Stock (including copies of any written demands), withdrawals or attempted withdrawals of such demands, and any other instruments served pursuant to the DGCL received by the Company; and

(ii)    the right to direct all negotiations and proceedings with respect to demands for appraisal or payment of the fair value under the DGCL.

(d)    Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or payment of the fair value of any shares of Common Stock, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 2.07    Exchange of Certificates; Payment for Common Stock.

(a)    Paying Agent. Prior to the Effective Time, Parent will appoint American Stock Transfer & Trust Company or such other bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration. At or immediately following the Effective Time, Parent will have deposited, or caused to be deposited, with the Paying Agent, for the benefit of the holders of shares of Common Stock (other than Excluded Shares), the aggregate amount of cash payable under Section 2.05(b)(i) (the “Exchange Fund”).

(b)    Exchange Procedures.

(i)    Promptly after the Effective Time (but no later than five (5) Business Days after the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates, which represented outstanding shares of Common Stock (other than Excluded Shares) immediately prior to the Effective Time (“Certificates”), and to each holder of uncertificated shares of Common Stock represented by book entry immediately prior to the Effective Time (“Book-Entry Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.05(b):

(A)    with respect to holders of Certificates, a letter of transmittal (which will be in customary form and reviewed by the Company prior to the delivery thereof) specifying that delivery will be effected, and risk of loss and title to the Certificates held by such Person will pass, only upon delivery of the Certificates to the Paying Agent; and

(B)    instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.

(ii)    Upon surrender to, and acceptance in accordance with Section 2.07(b)(iii) below by, the Paying Agent of a Certificate, the holder will be entitled to the amount of cash into which the number of shares of Common Stock formerly represented by each Certificate surrendered has been converted under this Agreement.

(iii)    Parent shall cause the Paying Agent to accept Certificates or Book-Entry Shares upon compliance with such reasonable terms and conditions as Parent may cause the Paying Agent to impose to effect an orderly exchange of the Certificates or Book-Entry Shares in accordance with normal exchange practices.

(iv)    After the Effective Time, no further transfers may be made on the records of the Company or its transfer agent of Certificates or Book-Entry Shares and if such Certificates or Book-Entry Shares are presented to the Company for transfer, they will be canceled against delivery of the Merger Consideration allocable to the shares of Common Stock represented by such Certificates or Book-Entry Shares.

(v)    No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of Certificates or Book-Entry Shares.

(vi)    If any Merger Consideration is to be remitted to a name other than that in which the surrendered Certificate is registered, no Merger Consideration may be paid in exchange for such surrendered Certificate unless:

(A)    the Certificate so surrendered is properly endorsed, with signature guaranteed, or otherwise in proper form for transfer; and

(B)    the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(vii)    Until surrendered as contemplated by this Section 2.07 and at any time after the Effective Time, each Certificate or Book-Entry Share (other than Dissenting Shares and Excluded Shares) will be deemed to represent only the right to receive upon such surrender the Merger Consideration allocable to such Book-Entry Share or the shares represented by such Certificate, as contemplated by Section 2.05(b).

(c)    No Further Ownership Rights in Common Stock. The Merger Consideration paid upon the surrender for exchange of Certificates or in exchange for Book-Entry Shares in accordance with this Section 2.07 will be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock represented by such Certificates or Book-Entry Shares.

(d)    Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received by the Paying Agent in respect of all such funds) that remains undistributed to the holders of Certificates or Book-Entry Shares upon expiry of the period of six (6) months following the Effective Time shall be delivered by the Paying Agent to the Surviving Corporation. Any holders of shares of Common Stock prior to the Merger who have not complied with this Section 2.07 prior to such time may look only to the Surviving Corporation for payment of their claim for Merger Consideration to which such holders may be entitled.

(e)    No Liability. No Party will be liable to any Person in respect of any amount from the Exchange Fund delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law.

(f)    Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, the Paying Agent will issue the Merger Consideration deliverable in respect of, and in exchange for, such lost, stolen or destroyed Certificate, as determined in accordance with this Section 2.07, only upon:

(i)    the making of an affidavit of such loss, theft or destruction by the Person claiming such Certificate to be lost, stolen or destroyed; and

(ii)    if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may reasonably require as indemnity against any claim that may be made against it with respect to such Certificate; or

(iii)    if required by the Surviving Corporation, such Person’s entry into an indemnity agreement reasonably satisfactory to the Surviving Corporation to indemnify the Surviving Corporation against any claim that may be made against the Surviving Corporation with respect to such Certificate.

(g)    Withholding Rights. Parent, Merger Sub, the Surviving Corporation and the Paying Agent may deduct and withhold from the consideration otherwise payable under this Agreement to any holder of shares of Common Stock such amounts as Parent, Merger Sub, the Surviving Corporation or the Paying Agent may be required to deduct and withhold under the Code or any similar provision of state, local or foreign Tax Law with respect to the making of such payment. Any amounts so deducted and withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent will be treated as having been paid to the Person in respect of which such deduction and withholding was made for all purposes.

Section 2.08    Treatment of Company Equity Awards. Except as otherwise agreed by and between Parent and a holder of a Company Equity Award prior to the Effective Time:

(a)    Company Stock Options. As of the Effective Time, each Company Option that is outstanding and is vested immediately prior to the Effective Time, shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of such Company Option, be canceled, extinguished and converted into the right to receive from the Surviving Corporation an amount in cash, without interest, equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of Common Stock of such Company Option, multiplied by (ii) the number of shares of Common Stock underlying such Company Option; provided, that any Company Option that is outstanding and vested immediately prior to the Effective Time with an exercise price per share of Common Stock that is equal to or greater than the Merger Consideration shall be canceled for no consideration. As of the Effective Time, each Company Option that is outstanding and not vested immediately prior to the Effective Time with an exercise price per share of Common Stock that is less than the Merger Consideration shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of such unvested Company Option, be converted into the right to receive from the Surviving Corporation within 15 Business Days after the date such Company Option would have vested (subject to the vesting conditions of such Company Option) an amount in cash, without interest, equal to the product of (i) the excess of the Merger Consideration over the applicable exercise price per share of Common Stock of such Company Option, multiplied by (ii) the number of shares of Common Stock underlying such Company Option. As of the Effective Time, each Company Option that is outstanding and not vested immediately prior to the Effective Time with an exercise price per share of Common Stock that is equal to or greater than the Merger Consideration shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of such unvested Company Option, be cancelled for no consideration.

(b)    Company Restricted Shares. As of the Effective Time, each Company Restricted Share that is outstanding and vested immediately prior to the Effective Time shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of such Company Restricted Share, be forfeited to the Company, treated in accordance with Section 2.05(b)(ii) and converted into the right to receive from the Surviving Corporation an amount in cash, without interest, equal to the Merger Consideration per Company Restricted Share. As of the Effective Time, each Company Restricted Share that is outstanding and unvested immediately prior to the Effective Time shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of such Company Restricted Share, be forfeited to the Company, treated in accordance with Section 2.05(b)(ii) and converted into the right to receive from the Surviving Corporation , within 15 Business Days after the date such Company Restricted Share would have vested (subject to the vesting conditions of such Company Restricted Share) an amount in cash, without interest, equal to the Merger Consideration per Company Restricted Share.

(c)    Company RSUs. As of the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of such Company RSU, be canceled, extinguished and converted into the right to receive from the Surviving Corporation within 15 Business Days after the date such Company RSU would have vested (subject to the vesting conditions of such Company RSU) an amount in cash, without interest, equal to the product of (i) the Merger Consideration multiplied by (ii) the total number of shares of Common Stock underlying such Company RSU.

(d)    Company PSUs. As of the Effective Time, each Company PSU that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of such Company PSU, be canceled, extinguished and converted into the right to receive from the Surviving Corporation within 15 Business Days after the date such Company PSU would have vested (subject to the vesting conditions of such Company PSU) an amount in cash, without interest, equal in value to the product of (i) the Merger Consideration multiplied by (ii) the greater of (x) the target number of shares of Common Stock set forth in such Company PSU, and (y) to the extent that the performance period applicable to such Company PSU ended on or prior to the Closing Date, the number of shares of Common Stock that would have vested based on the actual achievement during the applicable performance period (as determined by compensation committee of the Company Board (the “Compensation Committee”)).

(e)    Corporate Actions. At or prior to the Effective Time, the Company, the Company Board or the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take all actions that are necessary to effectuate the provisions of this Section 2.08.

(f)    Payroll Procedures. All amounts payable pursuant to this Section 2.08 shall be paid to the applicable recipient solely through the payroll system of the Company and the Company Subsidiaries, as applicable, less applicable withholding Taxes and other applicable deductions, if any.

Section 2.09    Adjustments to Merger Consideration. In the event that, between the date of this Agreement and the Effective Time, the number of issued and outstanding shares of Common Stock, or securities convertible or exchangeable into or exercisable for shares of Common Stock, changes as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted to reflect such change; provided, that nothing in the foregoing shall permit the Company to take any action which is otherwise prohibited by the terms of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the corresponding sections of the disclosure letter delivered by the Company to Parent before the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed to be disclosed with respect to any other section of the Company Disclosure Schedule to the extent the relevance of such item to such other section is reasonably apparent on its face to Parent and Merger Sub) or (ii) the SEC Documents made publicly available on EDGAR on or after January 1, 2016 and at least two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the “Risk Factors” section thereof and any disclosures or statements to the extent they are cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.01    Organization and Qualification.

(a)    The Company is a corporation duly organized, validly existing and in good standing under Delaware Law and has all requisite corporate power and authority to carry on its business as now being conducted and to own, lease, use and operate the properties owned and used by it. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Subsidiary is validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

(b)    The Company and the Company Subsidiaries are qualified and in good standing to do business in each jurisdiction in which the nature of its business requires it to be so qualified, except to the extent the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)    The copies of the certificate of incorporation and bylaws of the Company that are incorporated by reference into the Company 10-K are complete and correct copies thereof as in effect on the date hereof. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws.

Section 3.02    Capitalization.

(a)    As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 500,000,000 shares of Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of the close of business on February 23, 2018, (i) 196,091,789 shares of Common Stock (excluding unvested Company Restricted Shares and 5,578,895 shares of Common Stock held by wholly owned Company Subsidiaries) are issued and outstanding, (ii) 5,398,750 shares of Preferred Stock are issued and outstanding, (iii) no unvested Company Restricted Shares are issued and outstanding, (iv) 1,385,698 shares of Common Stock are issuable upon the exercise of outstanding Company Options, (v) 3,753,709 shares of Common Stock are reserved for issuance upon the settlement of Company RSUs and (vi) 807,350 shares of Common Stock are reserved for issuance upon the settlement of Company PSUs (assuming vesting and settlement at target performance levels). All of the issued and outstanding shares of Common Stock and Preferred Stock are duly authorized, validly issued, fully paid and non-assessable. Except as set forth in this Section 3.02(a), there are no outstanding options, warrants or other rights of any kind (including preemptive rights) issued or granted by the Company to acquire from the Company any additional shares of capital stock of the Company, or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional shares from the Company, nor is the Company committed to issue any such options, warrants, rights or securities.

(b)    Section 3.02(b) of the Company Disclosure Schedule contains a correct and complete list of the aggregate number of outstanding Company Options, Company Restricted Shares, Company RSUs and Company PSUs as of the date hereof. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(c)    As of the date of this Agreement, there were no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock, or securities convertible into or exchangeable for capital stock, of the Company. Neither the Company nor any Company Subsidiary is a party to any Contract that (i) obligates the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock, or securities convertible into or exchangeable for capital stock, of the Company, (ii) related to the voting or transfer of, requires registration of, or grants any preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights with respect to, any capital stock, or securities convertible into or exchangeable for capital stock, of the Company or (iii) is otherwise related to, creates, establishes or defines the terms and conditions of any capital stock, or securities convertible into or exchangeable for capital stock, of the Company.

(d)    No shares of Common Stock are held by any Company Subsidiary.

Section 3.03    Subsidiaries. Section 3.03(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of all Subsidiaries of the Company (the “Company Subsidiaries”) and (b) for each Significant Subsidiary, the jurisdiction of organization and its authorized, issued and outstanding equity interests (including partnership interests and limited liability company interests) that are not owned by the Company or one of its

Subsidiaries. All of the outstanding shares of capital stock or other equity interests of each of the Significant Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and owned free and clear of any Lien.

Section 3.04    Authorization; Approval and Fairness.

(a)    The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver, and perform its obligations under, this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger, subject only to adoption of this Agreement by the affirmative vote of (i) the holders of at least a majority of all outstanding shares of Common Stock and (ii) the holders of at least a majority of all outstanding shares of Common Stock held by the Public Stockholders, in each case, entitled to vote on such matter at a meeting of stockholders duly called and held for such purpose (together, the “Required Stockholder Vote”). The quorum for the Company Stockholders’ Meeting is the number of shares of Common Stock representing a majority of the voting power of the Company, in person or by proxy.

(b)    This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally or by general equitable principles.

(c)    On or prior to the date of this Agreement, the Special Committee and the Company Board (upon the recommendation of the Special Committee) have (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair, advisable and in the best interests of the Company and the Public Stockholders, (ii) adopted resolutions approving the terms of this Agreement, the Merger and the other transactions contemplated hereby and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement, the Merger and the other transactions contemplated hereby (the “Company Recommendation”).

(d)    The Special Committee has received an opinion of Deutsche Bank Securities Inc. (the “Special Committee Financial Advisor”) to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the Public Stockholders, and, as of the date hereof, such opinion has not been withdrawn, revoked or modified. A signed copy of such opinion will be made available to Parent within one (1) Business Day of the date of this Agreement for informational purposes only.

Section 3.05    Consents.

(a)    Assuming that the consents, approvals, qualifications, orders, authorizations and filings referred to in Section 3.05(b) have been made or obtained, the execution, delivery and performance by the Company of this Agreement will not (with or without notice or lapse of time) result in any violation of, be in conflict with, result in a breach of, or constitute a default (or trigger or accelerate loss of rights or benefits or accelerate performance or obligations required) under:

(i)    any provision of the Company’s or any Significant Subsidiaries’ certificate of incorporation or bylaws (or comparable organizational documents);

(ii)    any Law or Judgment to or by which the Company or any of the Company Subsidiaries or their respective properties is subject or bound, or any Permit held by the Company or any of the Company Subsidiaries, except for such violations, conflicts, breaches or defaults that would not, together with all such other violations, conflicts, breaches and defaults, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; or

(iii)    any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or their respective properties is bound, or result in the creation of any Lien upon any of the properties or assets of the Company or any of the Company Subsidiaries (other than those that may be cancelled by the Company or any of the Company Subsidiaries upon notice of one hundred and eighty (180) days or less without material penalty), except for such violations, conflicts, breaches, defaults or Liens that would not, together with all such other violations, conflicts, breaches, defaults and Liens, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    No consent, approval, qualification, order or authorization of, or filing with, any Governmental Entity is required in connection with the valid execution, delivery or performance of this Agreement by the Company or the consummation of any other transaction contemplated on the part of the Company under this Agreement, except for applicable requirements of (i) the Exchange Act, state securities laws or “blue sky” laws, (ii) the HSR Act, (iii) NASDAQ, (iv) the filing and recordation of the Certificate of Merger as required by the DGCL, (v) the consents, approvals, authorizations, waivers, permits, filings and notifications set forth in Section 3.05(b) of the Company Disclosure Schedule, (vi) such other consents, approvals, authorizations, waivers, permits, filings and notifications, in each case the failure to obtain which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (vii) such other items as may be required solely by reason of the business or identity of Parent or any of its Affiliates.

Section 3.06    Proxy Statement; Schedule 13E-3.

(a)    None of the information to be supplied by or on behalf of the Company for inclusion in the Proxy Statement or the Schedule 13E-3 will (i) in the case of the Schedule 13E-3 (or any amendment thereof or supplement thereto), as of the date of filing and as of the date of the Company Stockholders’ Meeting, and (ii) in the case of the Proxy Statement (or any amendment thereof or supplement thereto), as of the date of filing or mailing to the Company’s stockholders and as of the date of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b)    The Proxy Statement will, as of its first date of use, comply as to form in all material respects with the provisions of the Exchange Act.

Section 3.07    SEC Documents; Financial Statements; Sarbanes-Oxley.

(a)    The Company has timely filed (or received the appropriate extension of time within which to file) with the SEC all reports, schedules, forms, statements, amendments, supplements and other documents required to be filed with the SEC since January 1, 2016, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (these documents, together with all information incorporated by reference therein and exhibits thereto, the “SEC Documents”).

(b)    As of the respective dates that they were filed, the SEC Documents complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be. None of the SEC Documents, at the time filed, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements in the SEC Documents, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the SEC Documents. To the Knowledge of the Company, as of the date hereof, none of the SEC Documents is the subject of an ongoing SEC formal, informal or voluntary review or investigation.

(c)    The financial statements of the Company included in the SEC Documents (i) comply in all material respects with applicable accounting requirements and the applicable published rules and regulations of the SEC, (ii) have been prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by applicable instructions or regulations of the SEC relating to the preparation of quarterly reports on Form 10-Q) applied on a consistent basis during the period involved (except as may be indicated in the notes to the financial statements), and (iii) present fairly, in all material respects, the consolidated financial position of the Company at their respective dates and the results of operations, changes in capital and surplus and cash flow of the Company for each of the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act other than as part of the Company’s consolidated group.

(d)    The Company maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of the Company to engage in the review and evaluation process mandated by Section 302 of the Sarbanes-Oxley Act of 2002. The Company’s “disclosure controls and procedures” are reasonably designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company has disclosed to its auditors and the Audit Committee of the Company Board, based on the most recent evaluation by the Company’s Chief Executive Officer and Chief Financial Officer of the Company’s internal control over financial reporting, (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involved management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company is not a party to any off-balance sheet arrangements (as defined in Item 303(c) of Regulation S-K promulgated under the Exchange Act).

Section 3.08    Absence of Certain Changes or Events.

(a)    Since December 31, 2016, through the date of this Agreement, the Company and the Company Subsidiaries have conducted their respective businesses only in the ordinary course of such businesses.

(b)    Since December 31, 2016, through the date of this Agreement, no Material Adverse Effect has occurred.

Section 3.09    No Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has any Liabilities, except for Liabilities:

(a)    reflected, reserved for or disclosed in the Company’s balance sheet as of December 31, 2016 or related notes included in the SEC Documents filed by the Company or in any balance sheet or related notes included in any subsequent SEC Documents;

(b)    incurred after December 31, 2016 in the ordinary course of business consistent with past practice; or

(c)    that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.10    Compliance with Laws. Each of the Company and the Company Subsidiaries is in compliance with, and at all times since January 1, 2016 has been in compliance with and has not been given notice of any violation of, any applicable Law, except for such violations as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Company and the Company Subsidiaries has in effect all licenses, certificates, authorizations, consents, permits, approvals and other similar authorizations of, from or by a Governmental Entity (collectively, “Permits”) necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, except for such failures to have in effect Permits that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.11    Legal Proceedings.

(a)    As of the date of this Agreement, there is no Action pending or, to the Knowledge of the Company, threatened, against any of the Company, the Company Subsidiaries or any of their respective directors or officers (in their capacities as such), except for matters which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    As of the date of this Agreement, none of the Company, the Company Subsidiaries or any of their respective directors or officers (in their capacities as such), is subject to any continuing Judgment of any Governmental Entity, except for Judgments which would not, individually or in the aggregate, reasonably be expected to, have a Material Adverse Effect.

Section 3.12    Intellectual Property.

(a)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and the Company Subsidiaries have sufficient rights to use all Intellectual Property that is used in their respective businesses as conducted on the date of this Agreement (the “Company IP”) free and clear of all Liens and (ii) all of the registrations and applications included in the Company IP owned by the Company or any of the Company Subsidiaries are subsisting.

(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the conduct of the business of the Company nor the conduct of the business of any of the Company Subsidiaries nor the ownership or use of the Company IP infringes or otherwise violates any Intellectual Property rights of any third party.

Section 3.13    Contracts.

(a)    Except for this Agreement, as of the date hereof, none of the Company or any of the Company Subsidiaries is a party to or bound by any Contract (i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (other than a Benefit Plan), (ii) containing covenants binding upon the Company or any of the Company Subsidiaries that restrict the ability of the Company or any of its Affiliates to compete in any business or in any geographic area or (iii) pursuant to which the Company is granted the right to use the “AmTrust” name. Each such Contract is referred to herein as a “Material Contract.”

(b)    Each Material Contract is valid and binding on the Company or one or more of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no breach or default by the Company or any of the Company Subsidiaries under any of the Material Contracts, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a breach or default thereunder by the Company or the Company Subsidiaries, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.14    Insurance Matters.

(a)    Prior to the date hereof, the Company has made available to Parent accurate and complete copies of the annual, quarterly and other periodic statements, together with all exhibits and schedules, for each of the years ended December 31, 2015 and 2016, with respect to each of the Company Insurance Subsidiaries, in each case as filed with the Governmental Entity charged with supervision of insurance companies of such Company Insurance Subsidiary’s jurisdiction of domicile (collectively, the “Company SAP Statements”). The Company SAP Statements (i)

have been prepared in accordance with SAP applied on a consistent basis during the period involved (except as may be indicated in the notes to the Company SAP Statements) and (ii) present fairly, in all material respects, the statutory financial position of such Company Insurance Subsidiaries at their respective dates and the results of operations, changes in capital and surplus and cash flows of such Company Insurance Subsidiaries for each of the periods then ended, except as otherwise expressly noted therein. The Company SAP Statements were filed with the applicable Governmental Entity in a timely fashion on forms prescribed or permitted by such Governmental Entity, except as such failure to file would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    All reserves for losses (including incurred but not reported), loss adjustment expenses (whether allocated or unallocated) and unearned premium of the Company Insurance Subsidiaries recorded in their respective Company SAP Statements, as of December 31, 2016, (a) have been computed in all material respects in accordance with generally accepted actuarial standards in effect on such date, using actuarial assumptions that were developed on a basis consistent with historical analysis applied with respect to the Company Insurance Subsidiaries and (b) were in compliance in all material respects with the requirements of applicable Law; provided, however, it is acknowledged and agreed by Parent and Merger Sub that the Company is not making any representation or warranty in this Section 3.14 as to the adequacy or sufficiency of reserves.

(c)    Except as required by Law and the insurance Permits maintained by the Company Subsidiaries, as of the date of this Agreement, there are no orders or directives by, or supervisory letters from, any Governmental Entity specifically with respect to the Company or any Company Subsidiary which (i) limit the ability of the Company or any Company Subsidiary to issue insurance policies or write surety bonds, (ii) require any investments of the Company or any Company Subsidiary to be treated as nonadmitted assets, (iii) require any divestitures of any investments of the Company or any Company Subsidiary, (iv) in any manner relate to the reserving, regulatory capital, capital adequacy, credit policies or management of the Company or any Company Subsidiary (or Syndicate) or the ability of the Company or any Company Subsidiary to pay dividends or other distributions or (v) otherwise restrict the conduct of business of the Company or any Company Subsidiary in any material respect.

(d)    No Company Insurance Subsidiary in the United States is or would be considered by any Governmental Entity to be commercially domiciled in any jurisdiction.

Section 3.15    Takeover Statutes. Prior to the execution of this Agreement, the Company Board has taken all action necessary so that no restrictive provision of any “business combination,” “fair price,” “moratorium,” “control share acquisition,” “takeover,” “interested shareholder” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) is applicable to this Agreement, the Merger or the other agreements and transactions contemplated hereby (including the Rollover Agreement).

Section 3.16    Employee Benefit Plans.

(a)    With respect to each material Benefit Plan, prior to the date hereof, the Company has made available to Parent a current, accurate and complete copy thereof. For purposes of this paragraph, an agreement with a current or former employee outside the United States in a form that does not provide severance benefits or notice periods that are materially greater than the severance benefits or notice periods required by applicable Law shall not be considered material. No later than thirty (30) days following the date of this Agreement, the Company shall provide or make available to Parent copies of all material cash incentive or commission plans providing for bonus or commission payments to any individual in any twelve (12) month period following the date of this Agreement that are reasonably expected to be equal to or greater than $200,000.

(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Benefit Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, (ii) with respect to each Benefit Plan, as of the date of this Agreement, no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened and (iii) neither the Company nor any of the Company Subsidiaries has engaged in a transaction (but specifically excluding any transactions with Parent or any of its Affiliates) in connection with which the Company or any of the Company Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination letter to that effect from the Internal Revenue Service, and, to the Knowledge of the Company, no circumstances exist which would reasonably be expected to adversely affect such qualification.

(c)    Except as set forth in Section 3.16(c) of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Benefit Plan is, and neither the Company nor any of its current or former Subsidiaries sponsors, maintains or contributes to, or has within the six (6) years immediately preceding the date hereof, or with respect to any Subsidiary acquired by the Company has after the date of such acquisition, sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), (i) a multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA, (ii) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413 of the Code, (iii) an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(d)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any Company Subsidiary sponsors, maintains or contributes to any plan, program or arrangement that provides for post-retirement or other post-employment health coverage (other than health care continuation coverage as required by applicable Law or for a limited and defined period of time following a termination of employment pursuant to an employment, severance or similar agreement).

(e)    Except as set forth in Section 3.16(e) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any of their respective employees or consultants for any Taxes incurred by such person under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(f)    Except as contemplated by this Agreement or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in combination with another event) (i) result in any material payment from the Company or any Company Subsidiary becoming due, or material increase in the amount of any compensation due, to any of their respective employees or consultants, (ii) materially increase any benefits otherwise payable under any Benefit Plan, (iii) result in the acceleration of the time of payment (including the funding of a trust or transfer of any assets to fund any benefits under any Benefit Plan) or vesting of any compensation or benefits payable to or in respect of any employee or consultant or (iv) limit or restrict the right of the Company to merge, amend or terminate any Benefit Plan.

Section 3.17    Tax Matters.

(a)    The Company and the Company Subsidiaries have prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all material Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and correct in all material respects.

(b)    All material Taxes owed by the Company and the Company Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid, other than any such Taxes that are being contested in good faith, have not been finally determined and have been adequately reserved against in accordance with GAAP on the balance sheet included in the most recent SEC Document filed by the Company (other than in the notes thereto). The unpaid Taxes of the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such balance sheet date did not, as of such date, exceed by a material amount the accruals and reserves for Taxes, excluding accruals and reserves for deferred Taxes set forth on such balance sheet (other than in the notes thereto). Since the date of such balance sheet, the Company and the Company Subsidiaries have not incurred any material liability for Taxes other than in the ordinary course of business.

(c)    As of the date of this Agreement, there are no pending, nor has the Company or any Company Subsidiary received written notice of the expected commencement of any, audits, examinations, investigations, claims or other proceedings in respect of any material Taxes of the Company or any Company Subsidiary.

(d)    There are no Liens for Taxes on any of the assets of the Company or any of the Company Subsidiaries.

(e)    Neither the Company nor any Company Subsidiary has been a “controlled corporation” or a “distributing corporation” in any transaction occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code (or any similar provision of state, local or foreign Law).

(f)    All material amounts of Tax required to be withheld by the Company and each of the Company Subsidiaries have been timely withheld, and, to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Entity.

(g)    As of the date of this Agreement, no deficiency for any material Tax has been asserted or assessed by any Governmental Entity in writing against the Company or any of the Company Subsidiaries, except for deficiencies that have been satisfied by payment in full, settled or withdrawn or that have been adequately reserved against in accordance with GAAP on the balance sheet included in the most recent SEC Document filed by the Company (other than in the notes thereto).

(h)    Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of any material amount of Tax or agreed to any extension of time with respect to any material Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(i)    No Tax rulings, requests for rulings, closing agreements, private letter rulings, technical advice memoranda or other similar agreements or rulings (including any application for a change in accounting method under Section 481 of the Code) have been entered into with, issued by, or filed with any Governmental Entity with respect to or relating to the Company or any of the Company Subsidiaries that could affect material Tax Returns of the Company or any of the Company Subsidiaries that have not been filed as of the date hereof or material Taxes of the Company or any of the Company Subsidiaries that have not been paid as of the date hereof.

(j)    Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated or similar group filing a consolidated, combined, unitary or similar income Tax Return (other than a group the common parent of which was the Company) or (ii) has any actual or potential liability for the Taxes of any Person (other than the Company or any of the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or pursuant to any contractual obligation (other than pursuant to customary provisions of credit agreements or of agreements entered into with employees, customers, vendors or lessors in the ordinary course of business the principal subject of which does not relate to Tax).

(k)    Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(l)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has had or will have income under Section 965 of the Code. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, as of the Closing Date, no Company Subsidiary that is organized outside the United States holds material assets that constitute “United States property” within the meaning of Section 956 of the Code and that give rise to a material gross income inclusion under Section 951(a)(1)(B) of the Code (taking into account Section 959 of the Code).

(m)    Each Company Insurance Subsidiary has, since the date of its inception, been taxed as an insurance company pursuant to Section 831 of the Code. Neither the Company nor any Company Subsidiary has held reserves that qualify as “life insurance reserves” pursuant to Section 816 of the Code or any Treasury Regulation under Subchapter L of the Code.

Section 3.18    Title to Properties.

(a)    The Company or one of the Company Subsidiaries has good and marketable title to each parcel of real property owned by the Company or any of the Company Subsidiaries (the “Owned Real Property”). The Owned Real Property is not subject to any Liens (other than Permitted Liens).

(b)    The Company or one of the Company Subsidiaries has a valid and enforceable leasehold interest in all real property leased to or by the Company or any of the Company Subsidiaries (the “Leased Real Property”), in each case, as to such leasehold interest, free and clear of all Liens (other than Permitted Liens).

Section 3.19    Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) as of the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received any written notice, demand, request for information, citation, summons or order, and no complaint has been filed, no penalty has been assessed, and no Action is pending or, to the Knowledge of the Company, is threatened in writing by any Governmental Entity or other Person with respect to or arising out of any applicable Environmental Law and (b) as of the date of this Agreement, to the Knowledge of the Company, no “release” of a “hazardous substance” (as those or similar terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act or similar state statutes) has occurred at, on, above, under or from any Owned Real Property or Leased Real Property that is reasonably likely to result in any material cost, Liability of the Company or any Company Subsidiary under any applicable Environmental Law.

Section 3.20    Brokers and Finders. Other than the Special Committee Financial Advisor and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Company has not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to a broker’s, finder’s or similar fee or commission in connection with or upon the consummation of the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections of the disclosure letter delivered by Parent to the Company before the execution of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Parent Disclosure Schedule shall be deemed to be disclosed with respect to any other section of the Parent Disclosure Schedule to the extent the relevance of such item to such other section is reasonably apparent on its face to the Company), Parent and Merger Sub jointly and severally hereby represent and warrant to the Company as follows:

Section 4.01    Organization and Qualification. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under Delaware Law. Merger Sub is a direct,

wholly owned Subsidiary of Parent and has been formed solely for the purpose of merging with and into the Company and taking action incident to the Merger. Except for Liabilities and activities contemplated by this Agreement, neither Parent nor Merger Sub has incurred any obligations or Liabilities or engaged in any business activities of any kind prior to the Closing. All issued and outstanding shares of common stock, par value $0.01 per share, of Merger Sub are and will remain beneficially owned by Parent prior to the Closing. As of the date hereof, Trident and K-Z LLC own beneficially all of the outstanding capital stock of Parent and, as of the Closing, Trident, K-Z LLC, the Rollover Stockholders and any employees who execute a joinder to the Rollover Agreement in accordance with Section 5.16 will own beneficially all of the outstanding capital stock of Parent. As of the date hereof, Barry Zyskind, George Karfunkel and Leah Karfunkel own and, as of the Closing, they will own, directly or indirectly, all of the membership interests of K-Z LLC.

Section 4.02    Authorization.

(a)    Each of Parent and Merger Sub has all requisite corporate or other power and authority and has taken all corporate action necessary in order to execute and deliver, and perform its obligations under, this Agreement and, assuming the truth of the representations and warranties set forth in Section 3.15, to consummate the transactions contemplated by this Agreement, including the Merger, subject only to adoption of this Agreement by the affirmative vote of Parent, in its capacity as the sole stockholder of Merger Sub, immediately following the execution of this Agreement by the Parties.

(b)    This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors’ rights generally or by general equitable principles.

Section 4.03    Consents.

(a)    Assuming that the consents, approvals, qualifications, orders, authorizations and filings referred to in Section 4.03(b) have been made or obtained and, assuming the truth of the representations and warranties set forth in Section 3.15, the execution, delivery and performance by each of Parent and Merger Sub of this Agreement will not (with or without notice or lapse of time) result in any violation of, be in conflict with, result in a breach of, or constitute a default (or trigger or accelerate loss of rights or benefits or accelerate performance or obligations required) under:

(i)    any provision of the organizational documents of Parent or Merger Sub; or

(ii)    any Law or Judgment to or by which Parent or Merger Sub or their respective properties is subject or bound, except for such violations, conflicts, breaches or defaults that would not, together with all such other violations, conflicts, breaches and defaults, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(b)    No consent, approval, qualification, order or authorization of, or filing with, any Governmental Entity is required in connection with the valid execution, delivery or performance of this Agreement by Parent or Merger Sub or the consummation of any other transaction contemplated on the part of Parent or Merger Sub under this Agreement, except for applicable requirements, if any, of (i) the Exchange Act, state securities laws or “blue sky” laws, (ii) the HSR Act, (iii) NASDAQ, (iv) the filing and recordation of the Certificate of Merger as required by the DGCL, (v) the consents, approvals, authorizations, waivers, permits, filings and notifications set forth on Section 4.03(b) of the Parent Disclosure Schedule and (vi) assuming the accuracy of Section 3.05(b), such other consents, approvals, authorizations, waivers, permits, filings and notifications, in each case the failure to obtain which would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 4.04    Equity Financing.

(a)    Prior to the date hereof, Parent has made available to the Company accurate and complete copies of (i) a fully executed commitment letter from Trident, dated as of the date hereof (the “Trident Equity Commitment Letter”), (ii) a fully executed commitment letter from the K-Z LLC, dated as of the date hereof (the “K-Z LLC Equity Commitment Letter,” together with the Trident Equity Commitment Letter, the “Equity Commitment Letters”) pursuant to which the Equity Providers have agreed, subject to the terms and conditions thereof, to invest or cause to be invested in Parent the amounts set forth therein (collectively, the “Equity Financing”), (iii) fully executed commitment letters from each of Trident VII, L.P., Trident VII Parallel Fund, L.P., Trident VII DE Parallel Fund, L.P., Trident VII Professionals Fund, L.P., Barry Zyskind, George Karfunkel and Leah Karfunkel (collectively, the “Back-to-Back-Equity Financing Sources”), dated as of the date hereof (the “Back-to-Back Equity Commitment Letters”), pursuant to which the Back-to-Back Equity Financing Sources have agreed, subject to the terms and conditions thereof, to invest or cause to be invested in Trident or K-Z LLC, as applicable, the amounts set forth therein (collectively, the “Back-to-Back Equity Financing”) and (iv) the executed Rollover Agreement. The Equity Commitment Letters and the Back-to-Back Equity Commitment Letters provide, and will continue to provide, that the Company is a third party beneficiary thereof.

(b)    The Equity Commitment Letters and the Back-to-Back Equity Commitment Letters constitute the entire and complete agreement of the parties thereto with respect to the Equity Financing and the Back-to-Back Equity Financing, respectively, and, as of the date of this Agreement, there are no side letters or other Contracts or arrangements (except for customary arrangements or agreements to syndicate a portion of the Equity Financing (none of which shall replace or affect the obligation of the Equity Providers to provide the Equity Financing as required under the Equity Commitment Letters)) relating to the funding or investing, as applicable, of the full amount of, or the conditionality, enforceability, termination or availability of, the Equity Financing or Back-to-Back Equity Financing, as applicable, other than as expressly set forth in or contemplated by the Equity Commitment Letters and Back-to-Back Equity Commitment Letters, respectively.

(c)    Except as expressly set forth in the Equity Commitment Letters, the Back-to-Back Equity Commitment Letters or the Rollover Agreement, there are no conditions precedent to the obligations of the Equity Providers, the Back-to-Back Equity Financing Sources and the Rollover Stockholders, as applicable, to provide the Equity Financing, the Back-to-Back Equity Financing and to make the contribution to Parent described in the Rollover Agreement, respectively. Assuming the satisfaction of the conditions in Section 6.03, as of the date of this Agreement, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions in any of the Equity Commitment Letters, Back-to-Back Equity Commitment Letters or the Rollover Agreement to be satisfied by it on or prior to the Closing Date, nor, to the Knowledge of Parent, does Parent have any reason to believe that any of the Equity Providers, the Back-to-Back Equity Financing Sources or the Rollover Stockholders will not perform its obligations thereunder.

(d)    The net proceeds contemplated by the Equity Commitment Letters will provide Parent with cash proceeds on the Closing Date sufficient to (A) pay the aggregate Merger Consideration and all other amounts required to be paid or repaid by Parent or its Affiliates on the Closing Date in connection with the transactions contemplated hereby, (B) pay any and all fees and expenses required to be paid by Parent in connection with the transactions contemplated hereby and the Equity Financing and (C) satisfy all of the other payment obligations of Parent and the Company contemplated hereunder and payable on the Closing Date. In no event shall the receipt of the Equity Financing, Back-to-Back Equity Financing, nor any Debt Financing that Parent may seek to pursue pursuant to Section 5.14, be a condition to any of the obligations of Parent or Merger Sub hereunder. Parent and Merger Sub acknowledge and agree that neither the obtaining of Equity Financing, Back-to-Back Equity Financing, nor any Debt Financing that Parent may seek to pursue pursuant to Section 5.14, is a condition to the Closing. Parent and Merger Sub will have at Closing all of the funds necessary to consummate the transactions contemplated by this Agreement, refinance any debt financing required to be refinanced in connection with the transactions contemplated by this Agreement and to pay all related fees and expenses for which Parent and Merger Sub will be responsible.

(e)    As of the date of this Agreement, the Equity Commitment Letters and the Rollover Agreement are valid and binding on Parent and, to the Knowledge of Parent, each other party thereto and the Equity Commitment Letters, the Back-to-Back Equity Commitment Letters and the Rollover Agreement in full force and effect. As of the date of this Agreement, there is no default under any of the Equity Commitment Letters or the Rollover Agreement by Parent or, to the Knowledge of Parent, any other party thereto and no event has occurred that with the lapse of time or the giving of notice or both, would constitute a default thereunder by Parent or, to the Knowledge of Parent, any other party thereto. As of the date of this Agreement, none of the Equity Commitment Letters, the Back-to-Back Equity Commitment Letters or the Rollover Agreement has been terminated, repudiated, rescinded, modified, amended, withdrawn, supplemented or restated and none of the respective commitments under any of the Equity Commitment Letters, the Back-to-Back Equity Commitment Letters or the Rollover Agreement has been terminated, repudiated, rescinded, modified, amended, withdrawn, supplemented or restated in any respect.

(f)    As of the date of this Agreement, neither Parent nor Merger Sub has received any notice or other communication from any Equity Providers with respect to (i) any actual or potential breach or default on the part of Parent or Merger Sub, as applicable, or any other party to any Equity Commitment Letter under the applicable Equity Commitment Letter to which such

Equity Providers is a party, (ii) any actual or potential failure by Parent or Merger Sub, as applicable, or any other party to any Equity Commitment Letter to satisfy any condition precedent or other contingency set forth in the applicable Equity Commitment Letter to the availability of the Equity Financing to which such Equity Providers is a party or (iii) any intention of any Equity Providers to terminate the applicable Equity Commitment Letter to which it is a party or to not provide all or any portion of the Equity Financing it has committed to provide.

Section 4.05    Proxy Statement; Schedule 13E-3. None of the information to be supplied by Parent or Merger Sub for inclusion in the Proxy Statement or the Schedule 13E-3 will (i) in the case of the Schedule 13E-3 (or any amendment thereof or supplement thereto), as of the date of filing and as of the date of the Company Stockholders’ Meeting and (ii) in the case of the Proxy Statement (or any amendment thereof or supplement thereto), as of the date of filing or mailing to the Company’s stockholders and as of the date of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, with respect to information provided by Parent or Merger Sub, in light of the circumstances under which they are made, not misleading.

Section 4.06    Ownership of Shares. As of the date hereof, the Rollover Stockholders beneficially own or control 107,907,830 shares of Common Stock in the aggregate. Except as set forth herein, none of Parent or its Subsidiaries owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company or holds any rights to acquire or vote any shares of capital stock of the Company, except pursuant to this Agreement.

Section 4.07    No Material Transactions.

(a)    As of the date of this Agreement, none of Parent, Merger Sub or any of their Affiliates has commenced discussions, negotiations, agreed in principle or executed any agreement pursuant to which (i) at least 10% of the consolidated assets of the Company or the Surviving Corporation would be offered, sold, leased, exchanged or otherwise disposed of, (ii) any material number of shares of capital stock of the Company or the Surviving Corporation or their Subsidiaries would be offered or sold, (iii) the Company or the Surviving Corporation or their Subsidiaries would be merged, combined or reorganized with another Person subsequent to the Closing.

(b)    As of the date of this Agreement, other than the Rollover Agreement, none of Parent, Merger Sub or any of their Affiliates (other than the Company) is party to any Contract or commitment to enter into agreements, arrangements or understandings (whether oral or written) (i) with any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the Merger or (ii) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement.

Section 4.08    Litigation. As of the Business Day prior to the date hereof, there is no Action pending or, to the Knowledge of each of Parent or Merger Sub, threatened in writing against Parent or Merger Sub, as applicable, which would, individually or in the aggregate, reasonably be expected to prevent or materially delay, interfere with or hinder the consummation by Parent and Merger Sub of the Merger or the compliance by Parent and Merger Sub with its obligations under this Agreement, if adversely determined. As of the Business Day prior to the date hereof, there is no order, writ or injunction of any Governmental Entity or arbitrator outstanding against Parent or Merger Sub, as applicable, which is material to Parent or Merger Sub, as applicable.

Section 4.09    Brokers and Finders. Parent and Merger Sub have not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to a broker’s, finder’s, or similar fee or commission in connection with or upon the consummation of the transactions contemplated by this Agreement.

ARTICLE V

CERTAIN COVENANTS AND AGREEMENTS

Section 5.01    Certain Actions Pending Merger. Except as required by applicable Law, as set forth in Section 5.01 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement, the Company covenants and agrees, as to itself and the Company Subsidiaries, that, after the date of this Agreement and prior to the Effective Time, the business of the Company and the Company Subsidiaries shall be conducted in all material respects in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, the Company and the Company Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, policyholders, reinsurers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates. Without limiting the generality of the foregoing, except as required by applicable Law, as set forth in Section 5.01 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement, the Company covenants and agrees, as to itself and the Company Subsidiaries that, after the date of this Agreement and prior to the Effective Time, the Company shall not, and shall cause the Company Subsidiaries not to, without the prior written consent of Parent (in the cases of Sections 5.01(f), 5.01(g), 5.01(h) (only with respect to litigation brought in the ordinary course related to claims on insurance policies underwritten the Company and its Affiliates), 5.01(j), 5.01(k), 5.01(l) and 5.01(n) not to be unreasonably withheld or delayed):

(a)    (i) adjust, split, combine or reclassify any of its capital stock or other equity interests, (ii) other than solely in connection with (A) the cash dividend declared on February 13, 2018, payable on April 16, 2018, in an amount of $0.17 per share and (B) periodic cash dividends paid by the Company on preferred shares outstanding on the date hereof in an amount not in excess of the amounts required by the applicable certificates of designation for such preferred shares, with record and payment dates generally consistent with the timing of record and payment dates in the most recent comparable prior year fiscal quarter prior to the date of this Agreement, set any record dates or payment dates for the payment of any dividends or distributions on its capital stock, or make, declare, set aside or pay any dividends on, or make any other distribution in respect of, any of its capital stock, except, in each case, any such dividends or distributions from any Company Subsidiary to the Company or any other Company

Subsidiary or (iii) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or the Company Subsidiaries, or any other equity interest or any rights, warrants or options to acquire any such shares or interests;

(b)    issue, authorize the issuance of, grant, deliver, pledge, encumber, sell or purchase any shares of its capital stock or other equity interests, or rights, warrants or options to acquire, or securities convertible or exchangeable into any such shares of capital stock or other equity interests;

(c)    amend (by merger, consolidation or otherwise) its certificate of incorporation, bylaws or other organizational documents in any manner or adopt or implement any shareholder rights plan or similar arrangement;

(d)    merge or consolidate with any other Person, or acquire any Person, business, assets or capital stock of any other Person for consideration in excess of $15,000,000 individually or $50,000,000 in the aggregate, other than (i) the acquisitions of assets in the ordinary course of business consistent with past practice, (ii) investments held in investment accounts of the Company or Company Insurance Subsidiaries in accordance with the Company’s investment guidelines or (iii) intercompany transactions between the Company and Company Subsidiaries;

(e)    (i) create, incur, issue, redeem, renew, syndicate or refinance any long-term indebtedness for money borrowed in excess of $50,000,000 (excluding (A) the replacement of an existing credit facility with a new facility, (B) any letters of credit issued in the ordinary course of business and (C) draws upon existing credit facilities), (ii) guarantee any indebtedness in excess of $50,000,000, other than (x) intercompany guarantees among the Company and Company Subsidiaries or (y) pursuant to existing agreements or, (iii) other than by Company Insurance Subsidiaries in accordance with the Company’s investment guidelines, enter into any swap or hedging transaction or other derivative agreement or (iv) other than by Company Insurance Subsidiaries in accordance with the Company’s investment guidelines make any loans, capital contributions to, investments in or advances in excess of $50,000,000 in the aggregate to any Person (other than the Company and any wholly owned Subsidiary of the Company) other than pursuant to existing agreements or, in each of (i) through (iv) above, in the ordinary course of business consistent with past practice;

(f)    except as may be required by changes in applicable Law GAAP or SAP, change any material method, practice or principle of accounting;

(g)    enter into any employment agreement with, or increase the compensation of, any officer, director, consultant or employee of the Company or any Company Subsidiary with an annual base salary or base wage rate in excess of $200,000 (including entry into any bonus, severance, change of control, termination, reduction-in-force or consulting agreement or other employee benefits arrangement or agreement pursuant to which such person has the right to any form of compensation from the Company or such Company Subsidiary), or otherwise enter into, amend, modify or restate in any material respect any existing agreements with any such person or use its discretion to amend, modify or restate any material benefit plan or accelerate the vesting of any payment under any material benefit plan;

(h)    settle, otherwise compromise or enter into any consent, decree, injunction or similar restraint or form of equitable relief in settlement of (i) any Action where the amount at issue is in excess of $15,000,000 other than the settlement or compromise of any Action (x) arising from insurance policy or service contract claims in the ordinary course of business and consistent with past practice or (y) for less than $5,000,000 individually or $15,000,000 in the aggregate or (ii) any Action relating to the Merger or the transactions contemplated by this Agreement;

(i)    sell, lease, license, subject to a Lien (other than a Permitted Lien), or otherwise surrender, relinquish or dispose of any assets, property or rights (including capital stock of a Company Subsidiary) with a consideration in excess of $15,000,000 individually or $50,000,000 in the aggregate, other than sales of investments held in investment accounts of Company Insurance Subsidiaries in the ordinary course of business consistent with past practice;

(j)    enter into, terminate (other than as a result of expiration at the conclusion of the term thereof), materially modify, release or relinquish any material rights or claims under, or grant any consents under or materially amend any Material Contract other than in the ordinary course of business consistent with past practice;

(k)    materially change any material claim handling, investment, reserve, actuarial or financial reporting methods, principles, policies or practices of the Company or any Company Subsidiary, except for any such change required by a change in applicable Law, GAAP or SAP;

(l)    reduce or strengthen any reserves, provisions for losses and other liability amounts in respect of insurance Contracts and assumed reinsurance Contracts, except (i) to the extent required by SAP (disregarding any changes to SAP that are not yet required to be implemented) or GAAP, as applicable, (ii) as a result of loss, expense or exposure payments to other parties in accordance with the terms of insurance Contracts and assumed reinsurance Contracts or (iii) in the ordinary course of business consistent with past practice;

(m)    make, rescind or change any express or deemed material election concerning Taxes or Tax Returns, file any material amended Tax Return, enter into any material agreement with respect to material Taxes, settle any material Tax claim or assessment or surrender any right to claim a material refund of Taxes, obtain any Tax ruling, adopt or change any method of Tax accounting, extend or waive the statute of limitations period applicable to any Tax or Tax Return, or take or cause any action outside the ordinary course of business in respect of any non-U.S. Company Subsidiary which could (i) increase Parent’s or any of its Affiliates’ (which following the Closing shall include the Company and the Company Subsidiaries) liability for Taxes or (ii) result in, or change the character of any, income or gain (including any “subpart F income” as defined in Section 952 of the Code) that Parent or any of its Affiliates (which following the Closing shall include the Company and the Company Subsidiaries) must report on any tax Return;

(n)    abandon, dedicate to the public, convey title to or grant licenses under (other than in the ordinary course of business consistent with past practice) any material Company IP;

(o)    adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(p)    enter into, waive, or amend, in a manner adverse to the Company or any Company Subsidiary, any Related Party Agreement; or

(q)    enter into any agreement to, or make of any commitment to, take any of the actions prohibited by this Section 5.01.

Section 5.02    Proxy Statement.

(a)    The Company shall (i) as promptly as practicable after the date of this Agreement, prepare and file with the SEC a proxy statement relating to the Company Stockholders’ Meeting (together with any amendments thereof or supplements thereto and any other required proxy materials, the “Proxy Statement”), (ii) respond as promptly as reasonably practicable to any comments received from the staff of the SEC with respect to such filings, (iii) as promptly as reasonably practicable, prepare and file any amendments or supplements necessary to be filed in response to any such comments, (iv) use its reasonable best efforts to have the Proxy Statement cleared by the staff of the SEC and thereafter mail to its stockholders such Proxy Statement as promptly as practicable, and (v) to the extent required by applicable Law, promptly file and mail to the Company stockholders any supplement or amendment to the Proxy Statement. The Company shall promptly notify Parent upon the receipt of any comments (written or oral) from the SEC or its staff or any requests from the SEC or its staff for amendments or supplements to the Proxy Statement, shall consult with Parent and provide Parent with the opportunity to review and comment upon any response to such comments or requests prior to responding to any such comments or requests and shall reasonably consider Parent’s comments in good faith, and shall provide Parent promptly with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Parent shall cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing the Company, upon request, with any and all information as may be reasonably required to be set forth in the Proxy Statement under the Exchange Act. The Company will provide Parent a reasonable opportunity to review and comment upon the Proxy Statement, or any amendments or supplements thereto, prior to filing the same with the SEC, and shall reasonably consider Parent’s comments in good faith.

(b)    The Company and Parent shall cooperate to (i) concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC a Rule 13E-3 Transaction Statement on Schedule 13E-3 (together with any amendments thereof or supplements thereto, the “Schedule 13E-3”) relating to the transactions contemplated by this Agreement, and furnish to each other all information concerning such party as may be reasonably requested in connection with the preparation of the Schedule 13E-3, (ii) respond as promptly as reasonably practicable to any comments received from the staff of the SEC with respect to such filings and consult with each other prior to providing any response, (iii) as promptly as reasonably practicable, prepare and file any amendments or supplements necessary to be filed in response to any such comments, (iv) use reasonable best efforts to have cleared by the staff of the SEC the Schedule 13E-3 and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare and file any supplement or amendment to the

Schedule 13E-3. Each party shall promptly notify the other upon the receipt of any comments (written or oral) from the SEC or its staff or any requests from the SEC or its staff for amendments or supplements to the Schedule 13E-3.

(c)    If, at any time prior to the Company Stockholders’ Meeting any information relating to the Company or Parent or any of their respective Affiliates should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3, as applicable, so that the Proxy Statement or Schedule 13E-3, as applicable, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and, to the extent required by applicable Law, the Company (or the Company and Parent jointly, in the case of the Schedule 13E-3) shall disseminate an appropriate amendment thereof or supplement thereto describing such information to the Company’s stockholders.

(d)    Subject to Section 5.04, the Company Recommendation shall be included in the Proxy Statement and the Schedule 13E-3, and the Company shall use reasonable best efforts to secure the Required Stockholder Vote.

Section 5.03    Company Stockholders’ Meeting. The Company will call and hold a meeting of the stockholders of the Company for the purpose of voting upon the adoption of this Agreement and the transactions contemplated by this Agreement (such meeting, the “Company Stockholders’ Meeting”). The Company Stockholders’ Meeting will be held as promptly as practicable following the earliest of the date on which the SEC staff advises the Company that it has no further comments on the Proxy Statement and Schedule 13E-3 or that it is not reviewing the Proxy Statement and Schedule 13E-3. The date of the Company Stockholders’ Meeting and the record date therefor shall be set in consultation with Parent. The Company shall not postpone or adjourn the Company Stockholders’ Meeting, except to the extent required by applicable Law or requested by Parent (in Parent’s sole discretion) to permit additional time to solicit the Required Stockholder Vote if sufficient proxies constituting the Required Stockholder Vote have not been received by the Company. If prior to the Company Stockholders’ Meeting there has not been a sufficient number of proxies cast to constitute the Required Stockholder Vote, the Company will, at Parent’s written request, postpone or adjourn the Company Stockholders’ Meeting one time and for no longer than thirty (30) days. Each Party shall keep the other Party reasonably updated with respect to proxy solicitation results. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement shall have been terminated prior to the date of the Company Stockholders’ Meeting in accordance with its terms, the obligation of the Company to call, give notice of, convene and hold the Company Stockholders’ Meeting in accordance with this Section 5.03 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal or by the making of an Adverse Company Recommendation.

Section 5.04    No Solicitation; No Adverse Company Recommendation.

(a)    Except as expressly permitted by this Section 5.04, the Company shall not, nor shall it authorize or permit any of the Company Subsidiaries or any of its or their respective officers or directors (in their capacities as such), employees, investment bankers, attorneys, accountants, consultants or other advisors or representatives (such officers or directors (in their capacities as such), employees, investment bankers, attorneys, accountants, consultants and other advisors or representatives, collectively, “Representatives”) to (and the Company shall use its reasonable best efforts to cause each such Person not to), directly or indirectly:

(i)    initiate, solicit, knowingly encourage, induce or knowingly facilitate (including by way of furnishing information) or assist any inquiries or the making, submission, announcement or commencement of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(ii)    execute or enter into any Contract, letter of intent or agreement in principle relating to, or that could reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to the terms and conditions of Section 5.04(b));

(iii)    enter into any Contract or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement or breach its obligations hereunder, or propose or agree to do any of the foregoing;

(iv)    fail to enforce, or grant any waiver under, any standstill or similar agreement with any Person; provided, however, if the Special Committee determines by resolution in good faith, after consultation with its outside legal counsel that the failure to do so would be inconsistent with its fiduciary duties under Delaware Law, it may release any Person from its standstill or similar obligations solely for purposes of enabling such Person to confidentially submit to the Company Board an Acquisition Proposal;

(v)    engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide or furnish any non-public information or data relating to the Company or any of the Company Subsidiaries or afford access to the business, properties, assets, books and records or personnel of the Company or any of the Company Subsidiaries to any Person (other than Parent, Merger Sub, or any of their respective Affiliates or Representatives) with the intent to initiate, solicit, encourage, induce or assist with the making, submission, announcement or commencement of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; or

(vi)    otherwise knowingly facilitate any effort or attempt to make any Acquisition Proposal.

(b)    Notwithstanding Section 5.04(a), from the date hereof until the date that the Required Stockholder Vote has been obtained, following the receipt by the Company of an unsolicited bona fide written Acquisition Proposal, (i) the Special Committee shall be permitted to participate in discussions regarding such Acquisition Proposal solely to the extent necessary to clarify the terms of such Acquisition Proposal and (ii) if the Special Committee determines by resolution in good faith, after consultation with its outside financial advisors and outside legal counsel, (A) that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (B) that the failure to take the actions set forth in clauses (x) and (y) below with respect to such Acquisition Proposal would be inconsistent with its fiduciary duties under Delaware Law, then the Company may, in response to such Acquisition Proposal, (x) furnish access and non-public information with respect to the Company and the Company Subsidiaries to the Person who has made such Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement (as long as all such information provided to such Person has previously been provided to Parent or is provided to Parent prior to or concurrently with the time it is provided to such Person) and (y) participate in discussions and negotiations with such Person regarding such Acquisition Proposal.

(c)    The Company shall promptly (and, in any event, within twenty four (24) hours) notify Parent in writing by email if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives, indicating, in connection with such notice, the name of such Person and the terms and conditions of any proposals or offers (including, if applicable, copies of any e-mail correspondence or other written requests, proposals or offers, including proposed agreements, and summaries of all oral communications, sent or provided to or by the Company and its Representatives in connection with any Acquisition Proposal), and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such inquiries, proposals or offers (including any determinations made, or actions taken, pursuant to Section 5.04(b) and any amendments to the terms of any proposals or offers) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified. Notwithstanding the foregoing, if any Acquisition Proposal or inquiry is made, or any other information with respect to such Acquisition Proposal or inquiry is provided, solely to Barry Zyskind, George Karfunkel or Leah Karfunkel, the Company shall have no obligations to Parent under this Section 5.04(c) with respect to such Acquisition Proposal, inquiry or other information until such time as any member of the Special Committee is made aware of such Acquisition Proposal, inquiry or other information.

(d)    Except as set forth in Section 5.04(e), the Company Board or any committee thereof (including the Special Committee) shall not (i) withdraw, suspend, modify or amend the Company Recommendation in any manner adverse to Parent or fail to include the Company Recommendation in the Proxy Statement, (ii) adopt, approve, endorse or recommend or otherwise declare advisable an Acquisition Proposal, (iii) at any time following receipt of an Acquisition Proposal, fail to publicly reaffirm its approval or recommendation of this Agreement and the Merger as promptly as practicable (but in any event within four (4) Business Days after receipt of any reasonable written request to do so from Parent) or (iv) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D under the Exchange Act within ten (10) Business Days after commencement of such Acquisition Proposal (any of the above, an “Adverse Company Recommendation”); provided, that the provision of factual information by the Company to its stockholders shall not be deemed to constitute an Adverse Company Recommendation so long as the disclosure through which such factual information is conveyed, taken as a whole, is not inconsistent with the Company Recommendation and, if requested in writing by Parent prior to the making of such disclosure, reaffirms the Company Recommendation.

(e)    Notwithstanding the foregoing, the Company Board or the Special Committee may, at any time before obtaining the Required Stockholder Vote, to the extent it determines by resolution in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under Delaware Law, in response to (i) a Superior Proposal received by the Company Board after the date of this Agreement or (ii) an Intervening Event, make an Adverse Company Recommendation, but only if:

(i)    the Company shall have first provided Parent prior written notice, at least five (5) Business Days in advance, that it intends to make such Adverse Company Recommendation, which notice shall include (A) the terms and conditions of the transaction that constitutes such Superior Proposal, the identity of the party making such Superior Proposal, and copies of any Contracts that are proposed to be entered into with respect to such Superior Proposal or (B) the material change, development, effect, circumstance, state of facts or event that constitutes the Intervening Event; and

(ii)    during the five (5) Business Days after the receipt of such notice, with respect to (A) a Superior Proposal (it being understood and agreed that any material change to the financial or other terms and conditions of such Superior Proposal shall require an additional notice to Parent of a three (3) Business Day period which may, in whole or in part, run concurrently with the initial five (5) Business Day period), the Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that there is no longer a reasonable basis for such Acquisition Proposal to constitute a Superior Proposal and (B) an Intervening Event, the Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that there is no longer a reasonable basis for such Adverse Company Recommendation with respect to such Intervening Event.

(f)    Nothing contained in this Section 5.04 shall be deemed to prohibit the Company Board or the Special Committee from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if the Company Board or Special Committee determines, after consultation with outside counsel, that failure to disclose such position or information would constitute a violation of applicable Law, including any fiduciary duties of the Company Board or Special Committee hereunder; provided, that if such disclosure does not reaffirm the Company Recommendation or has the substantive effect of withdrawing, suspending or adversely amending or modifying the Company Recommendation, such disclosure shall be deemed to be an Adverse Company Recommendation (it being understood that any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) shall not be deemed to be an Adverse Company Recommendation so long as the Company Board expressly and publicly reaffirms the Company Recommendation in a subsequent disclosure on or before the earlier of (i) ten (10) Business Days after commencement of such Acquisition Proposal and (ii) three (3) Business Days before the Company Stockholders’ Meeting).

(g)    In the event that the Company receives an Acquisition Proposal during the pendency of this Agreement, the Company hereby agrees that, notwithstanding the standstill provisions contained in the Non-Disclosure Agreement, Parent shall be permitted to propose to the Company one or more amendments to this Agreement, which may include other financing sources.

(h)    The Company shall promptly inform its Representatives of the obligations undertaken in this Section 5.04. Any violations of the restrictions set forth in this Section 5.04 by any Representatives of the Company or any of the Company Subsidiaries shall be deemed to be a breach of this Section 5.04 by the Company; provided that notwithstanding anything to the contrary set forth in this Agreement, in no event shall any action taken by, or at the direction of, Barry Zyskind, George Karfunkel or Leah Karfunkel constitute a violation by the Company of this Section 5.04 unless such action is taken at the specific direction of the Special Committee.

Section 5.05    Reasonable Best Efforts; Regulatory Matters.

(a)    Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each Party shall, and shall cause its Affiliates to, use its reasonable best efforts (i) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in ARTICLE VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable and (ii) to make or obtain, as applicable (and to cooperate with the other Parties to make or obtain, as applicable), any consents, approvals, authorizations, waivers, permits, filings and notifications of any Governmental Entity necessary, proper or advisable to be made or obtained, as applicable, in connection with the transactions contemplated by this Agreement.

(b)    Without limiting the general applicability of Section 5.05(a), each Party shall, in consultation and cooperation with the other, file (i) with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice the notification and report form, if any, required under the HSR Act with respect to the transactions contemplated by this Agreement within twenty (20) Business Days of the date hereof, (ii) all appropriate documents, forms, filings or submissions required under any non-U.S. antitrust Laws, (iii) with applicable Insurance Regulators, all documents, forms, filings or other submissions required under applicable U.S. insurance Laws with respect to the transactions contemplated by this Agreement within thirty-five (35) Business Days of the date hereof and (iv) with applicable Insurance Regulators, all documents, forms, filings or other submissions required under applicable non-U.S. insurance Laws with respect to the transactions contemplated by this Agreement.

(c)    Notwithstanding anything herein to the contrary, with respect to the Required Regulatory Approvals, neither Parent nor Merger Sub shall be obligated to take or refrain from taking, or to agree to it, its Affiliates or any of the Company or the Company Subsidiaries taking or refraining from taking, any action, or to permitting or suffering to exist any restriction, condition, limitation or requirement which, individually or together with all other such actions, restrictions, conditions, limitations or requirements imposed with respect to the Required Regulatory Approvals, would or would reasonably be expected to (i) result in a Material Adverse Effect (determined without giving effect to the exclusions set forth in the definition of such term),

(ii) materially and adversely affect the economic benefits reasonably anticipated by Parent and its Affiliates to be received by them as a result of the transactions contemplated hereby taken as a whole, (iii) require Trident to make any disclaimer of control or similar filing with respect to any of the Company or the Company Subsidiaries, or require Parent or any Parent Related Party to agree to limit the authority of Parent or any Parent Related Party to appoint or remove directors of, or otherwise control the management of, any of the Company or the Company Subsidiaries or (iv) require Parent or its Affiliates (including, after the Effective Time, the Company and the Company Subsidiaries) to make available or provide any material capital contribution or enter into or provide any material indemnity agreement, support agreement, statement of support, bond, guarantee, letter of credit, keep well, or capital maintenance agreement or arrangement (including an obligation to make available or provide capital or other support necessary to maintain a minimum risk-based capital level or rating) with respect to, or in connection with, any of the Company or the Company Subsidiaries, subject to Schedule 5.05(c) (any such action, restriction, condition, prohibition, requirement or limitation in clauses (i) through (iv), taken individually or in the aggregate with any other such actions, restrictions, conditions, prohibitions, requirements and limitations, a “Burdensome Condition”).

(d)    Each of the Company, Parent and Merger Sub agrees that it shall consult with one another with respect to the obtaining of all consents, approvals, authorizations or waivers of Governmental Entities necessary, proper or advisable to consummate the transactions contemplated by this Agreement and each of the Company, Parent and Merger Sub shall keep the others apprised on a prompt basis of the status of matters relating to such consents, approvals, authorizations or waivers. Parent and the Company shall have the right to review in advance and, to the extent practicable, and subject to any restrictions under applicable Law, each shall consult the other on, any filing made with, or written materials submitted to, any Governmental Entity in connection with the transactions contemplated by this Agreement and each Party agrees to in good faith consider comments of the other Parties thereon. Parent and the Company shall promptly furnish to each other copies of all such filings and written materials after their filing or submission, in each case subject to applicable Laws. Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent, approval, authorization or waiver is required to consummate the transactions contemplated by this Agreement, including promptly furnishing each other copies of any written or electronic communication, and shall promptly advise each other when any such communication causes such Party to believe that there is a reasonable likelihood that any such consent, approval, authorization or waiver will not be obtained or that the receipt of any such consent, approval, authorization or waiver will be materially delayed or conditioned. Each Party shall give the other reasonable prior notice of any in any live or telephonic meeting with any Governmental Entity in respect of any filings, investigation or other inquiry (other than solely administrative or procedural matters) relating to the transactions contemplated by this Agreement and shall give the other Parties, to the extent permitted by applicable Law and by such Governmental Entity, the opportunity to attend and participate in such meeting. Notwithstanding anything to the contrary in this Section 5.05, each Party shall have the right to redact any materials, or to require that the other Party’s Representatives not attend or participate in any portion of any such meeting, in each case, to address reasonable privilege and confidentiality concerns, including with respect to any personally identifiable information or other sensitive information pertaining to individual persons or any trade secret or competitive information.

(e)    Each Party shall reasonably cooperate to obtain all consents, approvals or waivers from, or take other actions with respect to, third parties necessary, proper or advisable to be obtained or taken in connection with the transactions contemplated by this Agreement; provided that the Company shall not be required to make any payments or provide any economic benefits to third parties prior to the Effective Time in order to obtain any consents, approvals or waivers from any third parties hereunder.

(f)    Notwithstanding anything to the contrary in this Agreement, with respect to the matters covered in this Section 5.05, the Parties agree that Parent shall make all strategic decisions and lead all discussions, negotiations and other proceedings, and coordinate all activities with respect to any consents, approvals, authorizations or waivers of Governmental Entities necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including determining the strategy for contesting, litigating or otherwise responding to objections to, or Actions challenging, the consummation of the Merger and the other transactions contemplated by this Agreement, in each case subject to good faith consultations with the Company reasonably in advance and consideration of the Company’s views. The Company shall not permit any of its Representatives to, make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Entity with respect to any proposed settlement, consent decree, commitment or remedy or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested by or agreed with Parent.

Section 5.06    Access. Without prejudice to any other rights of Parent and its Affiliates, from the date of this Agreement to the Effective Time, the Company shall allow Parent and its Representatives reasonable access at all reasonable times to the personnel, auditors, offices, books and records, correspondence, audits and properties, as well as to all information relating to or otherwise pertaining to the business and affairs, of the Company; provided that the Company shall be entitled to redact or withhold information to address reasonable privilege and confidentiality concerns, including with respect to any personally identifiable information or other sensitive information pertaining to individual persons or any trade secret or competitive information. No investigation by Parent or its Representatives pursuant to this Section 5.06 shall affect any representation or warranty of the Company in this Agreement.

Section 5.07    Notification of Certain Matters. From and after the date of this Agreement until the Effective Time, each Party shall promptly notify the other Parties of (a) any change or event that would be reasonably likely to result in a Material Adverse Effect or to cause any of the conditions in ARTICLE VI not to be satisfied or to cause the satisfaction thereof to be materially delayed, (b) any Actions commenced or, to the Knowledge of the Party, threatened against any Party which relate to this Agreement or the transactions contemplated hereby and (c) any notice or other communication received by the Party from any Governmental Entity or other Person related to this Agreement or the transactions contemplated hereby alleging that the consent of such Person is or may be required in connection with this Agreement or the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent would reasonably be expected to cause any of the conditions in ARTICLE VI not to be satisfied or to cause the satisfaction thereof to be materially delayed; provided, however, that the delivery of any notice pursuant to this Section 5.07 shall not be deemed to be an amendment of this Agreement and shall not cure any breach of any representation or warranty hereunder.

Section 5.08    Public Announcements. None of the Parties or their respective Affiliates will issue any press release or otherwise make any public statement with respect to this Agreement and the transactions contemplated hereby without the prior consent of the other Party (which consent will not be unreasonably withheld), except as may be required (a) by applicable Law or stock exchange regulation or (b) by a Party to enforce the terms of this Agreement. The Parties will consult (to the extent reasonably practicable if disclosure is required by Law) with each other before issuing, and provide each other the opportunity to review and comment upon, any such press release or other public statement with respect to this Agreement and the transactions contemplated by this Agreement contemplated by clause (a) above.

Section 5.09    Directors’ and Officers’ Indemnification.

(a)    The Certificate of Incorporation and the Bylaws will contain the same provisions with respect to indemnification, advancement of expenses and limitation of liability of directors and officers set forth in the Company’s certificate of incorporation and bylaws in effect as of the date of this Agreement. These provisions may not be amended, repealed or otherwise modified for a period of six (6) years following the Effective Time in any manner that would adversely affect the rights of individuals who, on or prior to the Effective Time, were directors or officers of the Company (each a “Covered Person”), unless such modification is required by applicable Law and then only to the maximum extent required by such applicable Law.

(b)    From the Effective Time through the later of (i) the sixth (6th) anniversary of the date on which the Effective Time occurs and (ii) the expiration of any statute of limitations applicable to any Action referred to below, the Surviving Corporation shall indemnify and hold harmless each Covered Person against all claims, losses, Liabilities, damages, Judgments, fines, fees, costs or expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law and as required by the certificate of incorporation or bylaws of the Company in effect on the date of this Agreement.

(c)    The Surviving Corporation shall provide, for a period of six (6) years from the Effective Time, the Covered Persons who are currently covered by the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement with an insurance policy (including by arranging for run-off coverage, if necessary) that provides coverage for events occurring at or prior to the Effective Time that is no less favorable than the existing policy, so long as the Surviving Corporation is not required to pay an aggregate premium in excess of two hundred percent (200%) of the last annual premium paid by the Company for such insurance before the date of this Agreement (such two hundred percent (200%) amount being the “Maximum Premium”). If the Surviving Corporation is unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then the Surviving Corporation shall instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 5.09(c), the Company shall be entitled to purchase a “tail” directors’ and officers’ liability insurance policy covering the matters described in this Section 5.09(c), and if it so elects, the obligations under this Section 5.09(c) shall be satisfied so long as Parent causes such policy to be maintained in effect for a period of six (6) years following the Effective Time; provided, that Company may not, without Parent’s prior written consent, pay more than the Maximum Premium for such “tail” directors’ and officers’ liability insurance policy.

(d)    The covenants contained in this Section 5.09 shall survive the Effective Time, are intended to be for the benefit of, and shall be enforceable by, each Covered Person and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which a Covered Person is entitled, whether pursuant to Law, Contract or otherwise.

(e)    In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 5.09.

Section 5.10    Stockholder Litigation. The Company shall promptly advise Parent in writing by email of any Action brought by any stockholder of the Company or any other Person against the Company or its directors or officers relating to this Agreement or the transactions contemplated by this Agreement and shall keep Parent reasonably informed regarding any such litigation. The Company shall give Parent the reasonable opportunity to participate in, subject to a customary joint defense agreement, but not control, the defense of any such litigation, shall give due consideration to Parent’s advice with respect to such litigation and shall not settle or compromise any such Action without the prior written consent of Parent, which shall not be unreasonably delayed or withheld. Parent shall promptly advise the Company in writing by email of any Action brought by any stockholder of Parent or other Person against Parent or its directors or officers relating to this Agreement or the transactions contemplated by this Agreement and shall keep the Company reasonably informed regarding any such litigation.

Section 5.11    Merger Sub Stockholder Approval. Immediately following the execution of this Agreement by the Parties, Parent, in its capacity as the sole stockholder of Merger Sub, will adopt this Agreement.

Section 5.12    Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any Party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13    Equity Financing.

(a)    Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper and advisable to consummate and obtain the proceeds of the Equity Financing prior to the Outside Date on the terms and conditions described in the Equity Commitment Letters, including using its reasonable best efforts to (i) maintain in effect the Equity Commitment Letters and (ii) comply with its obligations in the Equity Commitment Letters.

(b)    In the event that all conditions contained in the Equity Commitment Letters have been satisfied (or upon such funding will be satisfied), Parent shall cause the Equity Providers to fund the Equity Financing to the extent required to consummate the transactions contemplated by this Agreement and to pay related fees and expenses on the Closing Date.

(c)    Parent shall not, without the prior written consent of Company (not to be unreasonably withheld, conditioned or delayed):

(i)    permit any amendment, replacement, supplement or modification to, or any waiver of any provision or remedy under, the Equity Commitment Letters if such amendment, modification, waiver or remedy:

(A)    would add new (or otherwise expand, amend or modify any existing) conditions to the consummation of all or any portion of the Equity Financing,

(B)    would reduce the amount of the Equity Financing below the amount required to consummate the transactions contemplated hereby,

(C)    would adversely affect in any material respect the ability of Parent to enforce its rights against the other parties to the Equity Commitment Letters as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent to enforce its rights against such other parties to the Equity Commitment Letters as in effect on the date hereof; or

(D)    could otherwise be reasonably expected to prevent, impede or delay in any material respect the consummation of the Merger and the other transactions contemplated by this Agreement; or

(ii)    terminate, or permit the termination of, any Equity Commitment Letter, unless such Equity Commitment Letter is replaced with a new commitment that, were it structured as an amendment to an existing Equity Commitment Letter, would satisfy the requirements of the foregoing Section 5.13(c)(i)(A).

(d)    Parent shall provide the Company with prompt notice of (i) any material breach or default by any party to any Equity Commitment Letter of which Parent becomes aware or (ii) the receipt of any written notice or other written communication from any financing source with respect to any breach, default, termination or repudiation by any party to any Equity Commitment Letters of any provision thereof; provided, that any information disclosed in such notice is being disclosed on a confidential basis.

Section 5.14    Financing Cooperation.

(a)    Prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to cause their respective directors, officers, employees, consultants and advisors, including legal and accounting advisors, to provide to Parent, at Parent’s sole expense, such reasonable cooperation as is necessary and customary and as reasonably requested by Parent to assist Parent in connection with any incurrence of indebtedness or issuance of debt securities by Parent or its Affiliates or the Company or any Company Subsidiary (the “Debt Financing”), including to:

(i)    promptly provide Parent and its financing sources and their respective agents with the Required Information; provided, that, for the avoidance of doubt, the Subsidiaries shall not be required to provide, and Parent shall be solely responsible for, (A) any description of all or any component of the Debt Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes” and information customarily provided by the initial purchasers or (B) Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K;

(ii)    participate in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions, sessions with prospective financing sources (including direct contact between senior management and the other Representatives of Company and/or the Company Subsidiaries, on the one hand, and the actual and potential financing sources, on the other hand) and sessions with rating agencies, in each case, at reasonable times and at locations mutually agreed;

(iii)    assist with the preparation of materials for rating agency and investor presentations (including “roadshow” or investor meeting slides), bank information memoranda, confidential information memoranda, marketing materials and similar documents required in connection with the Debt Financing, including the execution and delivery of customary representation and authorization letters in connection therewith;

(iv)    facilitate the pledging of collateral in connection with the Debt Financing, including executing and delivering any customary pledge and security documents, or other definitive financing documents or other customary certificates, legal opinions or documents as may be reasonably requested by Parent to facilitate the pledging of collateral from and after the Closing;

(v)    provide to Parent and its financing sources, at least five (5) Business Days prior to the Closing Date, all documentation and other information requested by Parent at least ten (10) Business Days prior to the Closing Date that is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act;

(vi)    execute and deliver (or assist Parent in obtaining from legal counsel (including local counsel) to the Company and the Company Subsidiaries and their advisors) customary certificates (including a certificate from the chief financial officer of the Company with respect to solvency), legal opinions or other documents and instruments as may be reasonably requested by Parent, and as are, in each such case, necessary and customary in connection with the Debt Financing;

(vii)    take corporate action (subject to the occurrence of the Closing) reasonably necessary to permit the completion of the Debt Financing;

(viii)    facilitate the execution and delivery of the definitive documents related to the Debt Financing;

(ix)    assist with the payment of existing indebtedness of the Company or any of the Company Subsidiaries on the Closing Date and the release of related Liens and guaranties on the Closing Date (including obtaining customary payoff letters, Lien terminations and other instruments of discharge);

(x)    use commercially reasonable efforts to ensure that any syndication efforts in connection with the Debt Financing benefit from the Company’s and the Company Subsidiaries’ existing lending and investment banking relationships; and

(xi)    update any Required Information provided to Parent as may be necessary for such Required Information to remain Compliant;

provided, however, nothing herein shall require the Company or any of the Company Subsidiaries to (x) provide such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Affiliates (including the Company Subsidiaries); and provided, further, that none of the Company, the Company Subsidiaries or their respective directors and officers shall be required to commit to enter into any Contract, or any encumbrance on any asset of the Company Subsidiaries, or adopt resolutions approving the agreements, documents and instruments in connection with the Debt Financing or pursuant to which any portion of the Debt Financing is obtained, execute any certificate, document, instrument or agreement, or agree to any change or modification to any existing certificate, document, instrument or agreement, in each case that would be effective prior to the Closing or (y) take any action that would reasonably be expected to conflict with or violate the Company’s or any of the Company Subsidiaries’ organizational documents or any Law or Order, or would reasonably be expected to result in the contravention in any material respect of, or result in a violation or breach in any material respect of, any material agreement to which it is a party. Neither the Company nor any of the Company Subsidiaries nor any of their directors and officers shall be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or incur any other Liability or provide or agree to provide any indemnity, guarantee or pledge in connection with the Debt Financing or any of the foregoing prior to the Closing Date (other than to the extent such Liabilities arise from the breach of this Agreement by the Company). The Company and the Company Subsidiaries hereby consent to the reasonable use of their respective logos in connection with the arrangement and consummation of the Debt Financing; provided, that such logos are used solely in a manner that is not intended to, or reasonably likely to, harm or disparage the Company or the Company Subsidiaries or their respective marks.

(b)    Parent shall promptly, upon request by the Company, pay or reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including (i) reasonable outside attorneys’ fees and (ii) fees and expenses of the Company’s accounting firms and other advisors engaged to assist in connection with the Debt Financing) incurred by the Company or any of its Subsidiaries and their respective officers, employees and other Representatives in connection with the Debt Financing, including the cooperation of the Company or any of its Subsidiaries and their respective officers, employees and other Representatives contemplated by this Section 5.14(b) and the compliance by the Company or any of the Company Subsidiaries or any of their respective Representatives with its obligations under this Section 5.14(b). Parent and Merger Sub, on a joint and several basis, shall indemnify, defend and hold harmless the Company and its Affiliates and their respective officers, employees and other Representatives (collectively, the “Indemnitees”) from and against any and all losses, damages, claims, Liabilities, interest, awards, Judgments, penalties, costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation) suffered or incurred directly or indirectly by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith, including compliance by the Company or any of the Company Subsidiaries or any of their respective Representatives with its obligations under this Section 5.14(b), other than any such losses, damages, claims, Liabilities, interest, awards, Judgments, penalties, costs or expenses arising out of (x) information provided by the Company or any of the Company Subsidiaries or any of their respective Representatives, (y) the gross negligence or willful misconduct of such Indemnitee or (z) Willful Breach or actual fraud (which shall not include constructive fraud or similar claims) of such Indemnitee, in each case as determined by a court of competent jurisdiction in a final and non-appealable decision. Parent expressly acknowledges and agrees that the Indemnitees shall be third party beneficiaries of this Section 5.14(b) and the provisions of this Section 5.14(b) shall be enforceable by each Indemnitee and the heirs, executors, estates, personal representatives, successors and assigns of such Persons and shall be binding on all successors and assigns of Parent, Merger Sub, the Company and the Surviving Corporation. This Section 5.14(b) shall survive the consummation of the Merger and the Effective Time and any termination of this Agreement.

Section 5.15    Treatment of Notes.

(a)    The Company shall, as soon as practicable following such request by Parent, commence a revocable and conditional offer to purchase any and all of the outstanding 5.5% Convertible Senior Notes due 2021 of the Company and 2.75% Convertible Senior Notes due 2044 of the Company (collectively, the “Convertible Notes”) on such terms and conditions, including pricing terms, as are specified from time to time by Parent and in compliance with all applicable terms and conditions of the Convertible Notes (the “Debt Tender Offer”). The Company shall, and shall use reasonable best efforts to cause its Representatives to, provide all cooperation reasonably requested by Parent in connection with any Debt Tender Offer. The closing of the Debt Tender Offer shall be conditioned on the consummation of the Merger, as well as on obtaining the requisite consents to implement the proposed changes to the applicable indentures, and such other conditions as shall be specified by Parent, and the parties shall use reasonable best efforts to cause the Debt Tender Offer to close on the Closing Date. Parent hereby covenants and agrees to provide, or to cause to be provided, immediately available funds to the Company for the full payment at the Effective Time of all Convertible Notes properly tendered and not withdrawn to the extent required pursuant to the terms of the Debt Tender Offer.

(b)    The Company shall, as soon as practicable following such request by Parent, commence (separate from the Debt Tender Offer but which may be combined with the Debt Tender Offer) (i) a consent solicitation to eliminate, waive or revise such sections in the Senior Notes Indenture with respect to the Convertible Notes as Parent shall determine, and/or (ii) a consent solicitation to eliminate, waive or revise such sections in the applicable indentures or certificates of designations in respect of any or all series of Other Securities as Parent shall determine, on such terms and conditions, including pricing terms, as are specified from time to time by Parent (the “Consent Solicitation”). The Company shall, and shall use reasonable best efforts to cause its Representatives to, provide all cooperation reasonably requested by Parent in connection with any Consent Solicitation. The closing of any Consent Solicitation shall be conditioned on the consummation of the Merger, as well as on obtaining the requisite consents to implement the proposed changes to the applicable indentures, and such other conditions as shall be specified by Parent, and the parties shall use reasonable best efforts to cause any Consent Solicitation to close on the Closing Date.

(c)    The Company covenants and agrees that, promptly following the Consent Solicitation expiration date, if any, in respect of any Consent Solicitation contemplated by this Section 5.15 (including any Consent Solicitation constituting part of the Debt Tender Offer), assuming the requisite consents are received, the Company shall, execute supplemental indentures to the applicable indentures, which supplemental indentures shall, subject to the consummation of the Merger and the other transactions contemplated hereby, implement the amendments described in the applicable Consent Solicitation statement; provided, however, that in no event shall the Company or any of its officers, directors or other representatives, have any obligation to authorize, adopt or execute any amendments or other agreement that would become effective prior to the Effective Time.

(d)    Parent may, or at the request of Parent, the Company shall, as soon as practicable following such request, commence a change of control offer to purchase all of the Convertible Notes (in accordance with the requirements of the Senior Notes Indenture) at the price required pursuant to the Senior Notes Indenture (the “Change of Control Offer”). The Company shall, and shall use reasonable best efforts to cause its Representatives to, provide all cooperation reasonably requested by Parent in connection with such Change of Control Offer for the Convertible Notes. The closing of the Change of Control Offer shall be conditioned on the occurrence of the Closing and on the occurrence of a Fundamental Change (as defined in the Senior Notes Indenture) with respect to the Convertible Notes. Parent hereby covenants and agrees to provide, or cause to be provided, immediately available funds to the Company for the full payment of all Convertible Notes validly tendered and not validly withdrawn to the extent required pursuant to the terms of such Change of Control Offer.

(e)    Parent shall prepare all necessary and appropriate documentation in connection with any Debt Tender Offer, any Consent Solicitation and any Change of Control Offer for the Convertible Notes, and in connection with any consent solicitation, including the offer to purchase, related letter of transmittal, consent solicitation statement, supplemental indenture and other related documents (collectively, the “Offer Documents”), and provide the Company with a reasonable opportunity to comment and Parent shall accept reasonable changes to such documents proposed by the Company. Parent and the Company shall reasonably cooperate with each other in the preparation of the Offer Documents. If at any time prior to the completion of any Debt Tender Offer, Consent Solicitation or Change of Control Offer, any information in the Offer Documents should be discovered by the Company, on the one hand, or Parent, on the other, which should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Company to the holders of the Convertible Notes or Other Securities, as applicable (which supplement or amendment and dissemination may, at the reasonable direction of Parent after consultation with the Company, take the form of a filing of a Current Report on Form 8-K).

(f)    The Company shall waive any of the conditions to a Debt Tender Offer (other than that the Merger shall have been consummated) or a Consent Solicitation or make any change to a Debt Tender Offer or a Consent Solicitation as may be reasonably requested by Parent in writing, so long as such waivers would not cause such Debt Tender Offer or Consent Solicitation, as applicable, to violate applicable Law, and the Company shall not, without the written consent of Parent, waive any condition to a Debt Tender Offer or a Consent Solicitation or make any changes to a Debt Tender Offer, Consent Solicitation or Change of Control Offer. In addition, if so directed by Parent, the Company shall promptly extend (on one or more occasions) or terminate (i) any Debt Tender Offer or the Change of Control Offer prior to accepting the applicable securities for payment thereunder or (ii) any Consent Solicitation prior to the completion thereof.

(g)    In connection with any Debt Tender Offer, Consent Solicitation or Change of Control Offer for the Convertible Notes, Parent may select one or more dealer managers, information agents, depositaries and other agents, in each case as shall be reasonably acceptable to the Company, to provide assistance in connection therewith and the Company shall enter into customary agreements (including indemnities) with such parties so selected. Parent shall pay the fees and out-of-pocket expenses of any dealer manager, information agent, depositary or other agent so retained upon the incurrence of such fees and out-of-pocket expenses.

(h)    Parent shall promptly, upon request by the Company, pay or reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including (i) reasonable outside attorneys’ fees and (ii) fees and expenses of the Company’s accounting firms and other advisors engaged to assist in connection with its obligations under this Section 5.15) incurred by the Company or any of its Subsidiaries and their respective officers, employees and other Representatives in connection with any Debt Tender Offer, Consent Solicitation or Change of Control Offer, made in respect of any series of Convertible Notes or Other Securities (including any out-of-pocket costs and expenses incurred in connection with the preparation or distribution of any Offer Documents or other documents related thereto) and the compliance by the Company or any of the Company Subsidiaries or any of their respective Representatives with its obligations under this Section 5.15. Parent and Merger Sub, on a joint and several basis, shall indemnify, defend and hold harmless the Indemnitees from and against any and all losses, damages, claims, Liabilities, interest, awards, Judgments, penalties, costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation) suffered or incurred directly or indirectly by any of them in connection with any action taken by them pursuant to this Section 5.15 with respect to any Debt Tender Offer, Consent Solicitation or Change of Control Offer, other than any such losses, damages, claims, Liabilities, interest, awards, Judgments, penalties, costs or expenses arising out of (x) information regarding the Company or any of its Subsidiaries provided by the Company or any of its Subsidiaries or any of their respective Representatives that contained a material misstatement or omission, (y) the gross negligence or willful misconduct of such Indemnitee or (z) Willful Breach or actual fraud (which shall not include constructive fraud or similar claims) of such Indemnitee, in each case as determined by a court of competent jurisdiction in a final and non-appealable decision. Parent expressly acknowledges and agrees that the Indemnitees shall be third party beneficiaries of this Section 5.15(h) and the provisions of this Section 5.15(h) shall be enforceable by each Indemnitee and the heirs, executors, estates, personal representatives, successors and assigns of such Persons and shall be binding on all successors and assigns of Parent, Merger Sub, the Company and the Surviving Corporation. This Section 5.15(h) shall survive the consummation of the Merger and the Effective Time and any termination of this Agreement.

(i)    Nothing in this Section 5.15 shall require cooperation to the extent that it would (i) cause any condition to Closing set forth in ARTICLE VI to not be satisfied or otherwise cause any breach of this Agreement, (ii) require the Company or any of its Subsidiaries to take any action that would reasonably be expected to conflict with or violate the Company’s or any of its Subsidiaries’ organizational documents or any Law or Order, or would reasonably be expected to result in, the contravention in any material respect of, or result in a violation or breach in any material respect of, or default under, any agreement to which it is a party or (iii) unreasonably interfere with the ongoing operations of the Company and its Subsidiaries.

(j)    None of the Company or any of its Subsidiaries shall be required to (i) other than as set forth in Section 5.15(g), enter into any binding agreement or commitment in connection with a Debt Tender Offer, a Consent Solicitation or Change of Control Offer that is not conditioned on the occurrence of the Effective Time and does not terminate without liability to the Company or any of its Subsidiaries of the Company upon termination of this Agreement, (ii) pay any fee prior to the consummation of the Merger, (iii) provide access to or disclose information that the Company determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries, (iv) prepare separate financial statements for any Subsidiary of the Company or change any fiscal period or provide financial or other information regarding the Company and its Subsidiaries that is not in the possession of the Company or any of its Subsidiaries or (v) issue any offering or information document or provide any solvency certificate (other than any offering or information document that would be customarily delivered in connection with the transactions referenced in Section 5.15(a) and Section 5.15(b)).

Section 5.16    Rollover Stockholders. The Company hereby agrees that notwithstanding the standstill provisions contained in the Non-Disclosure Agreement, after the date of this Agreement and prior to the Effective Time, Parent and its Representatives shall be permitted to negotiate with any employee of the Company and the Company Subsidiaries who hold shares of Common Stock, Company Options, Company Restricted Shares, Company RSUs or Company PSUs and to execute a joinder to the Rollover Agreement (or enter into an agreement similar to the Rollover Agreement) with any such employee, solely to the extent any such joinder would not reasonably be expected to materially delay the receipt of any of the Required Regulatory Approvals. The Company shall cooperate with Parent and Merger Sub to allow Common Stock and Company Equity Awards held by certain employees of the Company and the Company Subsidiaries to be contributed to Parent in exchange for limited partnership interests of Parent (or equity awards relating to such limited partnership interests, as applicable) pursuant to the terms and subject to the conditions of the Rollover Agreement or such other terms and conditions as are agreed between Parent and the applicable employee. The Rollover Stockholders who acquired shares of Common Stock pursuant to that certain Common Stock Purchase Agreement, dated May 25, 2017, by and among the Company and each of the purchasers listed on Exhibit A thereto, are hereby permitted to transfer such shares of Common Stock to Parent in accordance with the terms of the Rollover Agreement. Such Rollover Stockholders are expressly intended as a third party beneficiaries of this last sentence of Section 5.16.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.01    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver by all (but only all) of the Company, Parent and Merger Sub of each of the following conditions at or prior to the Closing Date; provided, that the condition set forth in Section 6.01(b) may not be waived:

(a)    No Injunctions or Restraints; Illegality. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger.

(b)    Approval of Stockholders. The Required Stockholder Vote shall have been obtained.

(c)    Regulatory Approvals. (i) The waiting period applicable to the consummation of the Merger under the HSR Act (or any extension thereof) shall have expired or early termination thereof shall have been granted and (ii) the regulatory consents set forth in Schedule II shall have been made or obtained, as applicable, and shall be in full force and effect (the “Required Regulatory Approvals”).

Section 6.02    Conditions to the Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver by the Company of each of the following conditions at or prior to the Closing Date:

(a)    Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Section 4.02 shall be true and correct in all material respects and (ii)

all other representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or any similar standard or qualification), shall be true and correct, except where the failure of any such representation or warranty to be so true and correct would not prevent the consummation of the Merger, in the case of each of clauses (i) and (ii), as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date).

(b)    Covenants. Each of Parent and Merger Sub shall have performed and complied in all material respects with all its agreements and covenants required by this Agreement to be performed or complied with by Parent or Merger Sub, as applicable, at or prior to the Closing Date.

(c)    Certificate. The Company shall have received a certificate of an executive officer of Parent, dated as of the Closing Date, certifying that the conditions specified in Section 6.02(a) and Section 6.02(b) have been fulfilled.

Section 6.03    Conditions to the Obligation of Parent and Merger Sub to Effect the Merger. The obligation of Parent and Merger Sub to effect the Merger is further subject to the satisfaction or waiver by Parent and Merger Sub of each of the following conditions at or prior to the Closing Date:

(a)    Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.02(a), Section 3.02(c) and Section 3.08(b) shall be true and correct in all respects (other than in de minimis and immaterial respects in the case of Section 3.02(a) and Section 3.02(c) or resulting from permitted exercises of existing outstanding equity awards set forth in Section 3.02(a) following the date of this Agreement), (ii) the representations and warranties of the Company contained in Section 3.04, Section 3.15 and Section 3.20 shall be true and correct in all material respects and (iii) the representations and warranties of the Company contained in this Agreement other than those specified in the foregoing clauses (i) and (ii) (disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect or any similar standard or qualification), shall be true and correct, except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, in the case of each of clauses (i), (ii) and (iii), as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date).

(b)    Covenants. The Company shall have performed and complied in all material respects with all of its agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(c)    Certificate. Parent and Merger Sub shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, certifying that the conditions specified in Section 6.03(a) and Section 6.03(b) have been fulfilled.

(d)    Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(e)    Burdensome Condition. The Required Regulatory Approvals shall have been made or obtained, as applicable, without the imposition of a Burdensome Condition.

ARTICLE VII

TERMINATION

Section 7.01    Termination. This Agreement may be terminated and the Merger may be abandoned as follows:

(a)    At any time prior to the Effective Time, by the mutual written consent of Parent and the Company.

(b)    By either Parent or the Company, in each case by written notice to the other, if:

(i)    the Merger has not been consummated on or prior to December 1, 2018 (the “Outside Date”); provided, that if on a date that would have been the Outside Date the conditions set forth in Section 6.01(c) or Section 6.03(e) are the only conditions in ARTICLE VI (other than conditions that by their nature are to be satisfied at the Closing) that shall not have been satisfied or waived on or before such date, either Parent or the Company may unilaterally extend the Outside Date to March 1, 2019, in which case the Outside Date shall be deemed for all purposes to be such later date; provided that the right to terminate the Agreement pursuant to this Section 7.01(b)(i) shall not be available to any Party whose failure to perform any of its obligations under this Agreement has been the cause of the failure of the Merger to be consummated by such time;

(ii)    a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable injunction, order, decree, judgment or ruling, permanently enjoining or otherwise prohibiting consummation of the Merger; provided that the right to terminate the Agreement pursuant to this Section 7.01(b)(ii) shall not be available to any Party whose failure to perform any of its obligations under this Agreement has been the cause of the failure of the Merger to be consummated by such time; or

(iii)    at the Company Stockholders’ Meeting or any adjournment thereof at which this Agreement has been voted upon, the Company stockholders fail to approve the adoption of this Agreement by the Required Stockholder Vote; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(b)(iii) if the failure to obtain the Required Stockholder Vote is due to the failure of the Rollover Stockholders to vote the shares of Common Stock beneficially owned or controlled by the Rollover Stockholders in favor of the approval of the adoption of this Agreement in accordance with the terms and conditions of the Rollover Agreement.

(c)    By Parent upon written notice to the Company:

(i)    if (A) at any time prior to adoption of this Agreement by the Required Stockholder Vote, the Company Board or any committee thereof (including the Special Committee) shall have effected an Adverse Company Recommendation or (B) (x) the Company shall fail to call or hold the Company Stockholders’ Meeting in accordance with Section 5.03 or (y) the Company shall have Willfully Breached any of its material obligations under Section 5.04;

(ii)    upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement (except with respect to Section 5.03 or Section 5.04) that (if such breach occurred or was continuing as of the Closing Date) the conditions set forth in Section 6.03(a) or Section 6.03(b) would be incapable of fulfillment and which breach is incapable of being cured, or is not cured, within thirty (30) days following receipt of written notice of such breach or, if earlier, by the Outside Date;

(iii)    if the Company has not filed on or prior to June 30, 2018 its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 that complies (other than in respect of the timing of such filing) with all applicable requirements of the Exchange Act (and any restatements of the Company’s financial statements for any prior period that the Audit Committee of the Board has determined, as of the time of such filing, are required to be made); or

(iv)    any Company Insurance Subsidiary set forth on Schedule 7.02(c)(iv) does not have a Financial Strength Rating of at least “A” from A.M. Best or if A.M. Best Company, Inc. has given oral or written notice to Parent or any Parent Related Party or the Company or any Company Insurance Subsidiary that any such ratings will be downgraded, suspended, withdrawn or retracted; provided that the placing by A.M. Best Company, Inc. of any such ratings as “under review with negative implication” or “under review with developing implications” shall not alone constitute a termination right under this Section 7.02(c)(iv); provided further that Parent must provide written notice of termination pursuant to this Section 7.02(c)(iv) no later than the forty-fifth (45th) day following the date of such downgrade, suspension, withdrawal or retraction.

(d)    By the Company upon written notice to Parent upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement such that (if such breach occurred or was continuing as of the Closing Date) the conditions set forth in Section 6.02(a) or Section 6.02(b) would be incapable of fulfillment and which breach is incapable of being cured, or is not cured, within thirty (30) days following receipt of written notice of such breach or, if earlier, by the Outside Date; or

Section 7.02    Effect of Termination. If this Agreement is terminated as provided in Section 7.01, this Agreement will become null and void and of no further force or effect whatsoever without liability on the part of any Party hereto, and all rights and obligations of any Party hereto shall cease (except that the provisions of this Section 7.02, Section 7.03 and ARTICLE VIII will survive any termination of this Agreement); provided, that nothing in this Agreement will relieve any Party from any liability resulting from such Person’s Willful Breach of this Agreement.

Section 7.03    Termination Fee; Expenses.

(a)    If this Agreement is terminated by Parent pursuant to Section 7.01(c)(i), the Company will pay, or cause to be paid, to Parent an amount equal to $33,000,000, the “Termination Fee”), such payment shall be made within two (2) Business Days after the termination of this Agreement.

(b)    If (i) this Agreement is terminated by Parent or the Company pursuant to Section 7.01(b)(iii) and prior to the date of the Company Stockholders’ Meeting an Acquisition Proposal shall have been made and shall not have been withdrawn by the applicable Person at least ten (10) Business Days before the Company Stockholders’ Meeting or (ii) this Agreement is terminated by Parent pursuant to Section 7.01(c)(ii) and prior to the date of the breach giving rise to Parent’s right to terminate under Section 7.01(c)(ii) an Acquisition Proposal shall have been made and shall not have been withdrawn by the applicable Person at least ten (10) Business Days prior to the date of such breach, the Company will pay, or cause to be paid, to Parent all of Parent’s, Merger Sub’s, Trident’s, K-Z LLC’s and their respective Affiliates’ reasonable out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent, Merger Sub, Trident, K-Z LLC and their respective Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (“Parent Expenses”); provided, that in no event shall the Parent Expenses exceed an amount equal to $5,000,000; provided, further, that if within twelve (12) months after such termination, the Company either consummates an Acquisition Proposal or enters into a definitive agreement to consummate an Acquisition Proposal and the Company thereafter consummates such Acquisition Proposal (whether or not within such twelve (12) month period), then the Company shall upon consummation of such Acquisition Proposal, pay, or cause to be paid, to Parent an amount equal to the Termination Fee minus the Parent Expenses previously paid by the Company; provided, further, that for the purposes of this Section 7.03(b), references to “ten percent (10%) or more” in the definition of the term Acquisition Proposal will be deemed to be references to “fifty percent (50%) or more”.

(c)    If this Agreement is terminated by Parent pursuant to Section 7.01(c)(iii), the Company will pay, or cause to be paid, to Trident all of Trident’s and its Affiliates’ reasonable and documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Trident and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement; provided, that in no event shall Trident’s and its Affiliates expenses exceed an amount equal to $5,000,000. Trident is expressly intended as a third party beneficiary of this Section 7.03(c).

(d)    The Company acknowledges that the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 7.03 and, in order to obtain such payment, the Person entitled to such payment commences a suit that results in a Judgment against the Company (or a portion of any such fees or expenses) the Company shall pay the Person entitled to such payment its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate published in the Money Rates section of The Wall Street Journal in effect on the date such payment was required to be made.

(e)    All payments under this Section 7.03 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or Trident, as applicable.

(f)    In no event shall the Company be required to pay the Termination Fee on more than one occasion.

ARTICLE VIII

MISCELLANEOUS

Section 8.01    Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time, and none of Parent, Merger Sub and the Company, their respective Affiliates and any of the officers, directors, employees or stockholders of any of the foregoing, will have any liability whatsoever with respect to any such representation or warranty after such time. This Section 8.01 will not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 8.02    Amendment. This Agreement may be amended only by an agreement in writing executed by all of the Parties, subject to Section 8.04. After the approval of the adoption of this Agreement by the stockholders of the Company, no amendment requiring approval of the stockholders of the Company and Merger Sub under applicable Law shall be made without first obtaining such approval.

Section 8.03    Waiver. At any time prior to the Effective Time, any of the Parties may:

(a)    extend the time for the performance of any of the obligations or other acts of any of the other Party or Parties, as the case may be; or

(b)    waive compliance with any of the agreements of the other Party or Parties, as the case may be, or fulfillment of any conditions (to the extent any such condition may be waived) to its own obligations under this Agreement.

Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party by a duly authorized officer.

Section 8.04    Special Committee Approval. No amendment or waiver of any provision of this Agreement and no decision or determination shall be made, or action taken, by the Company under or with respect to this Agreement without first obtaining the approval of the Special Committee. In addition to any approval of the Company Board, and without limiting the other requirements set forth herein, the prior approval of the Special Committee shall be required for the Company to take any action at the request or direction of Barry Zyskind, George Karfunkel or Leah Karfunkel that would breach in any material respect the Company’s obligations under this Agreement and/or prevent or materially delay the consummation of the transactions contemplated hereby and, in the event any such action is taken without the prior approval of the Special Committee, such action shall in no event be deemed to be a breach or violation of this Agreement for any purpose hereof.

Section 8.05    Expenses. Except as expressly contemplated by this Agreement, including Section 7.03, all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated by this Agreement will be the obligation of the Party incurring such expenses; provided, that, in the event the Closing occurs, any fees and expenses incurred by Parent, Merger Sub, Trident, K-Z LLC and their respective Affiliates and Representatives in connection with this Agreement and the transactions contemplated hereby shall be paid by the Surviving Corporation.

Section 8.06    Applicable Law; Jurisdiction; Specific Performance.

(a)    This Agreement will be governed by Delaware Law without regard to the conflicts of law principles thereof. All Actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware, and the Parties hereby irrevocably submit to the exclusive jurisdiction of such court (and, in the case of appeals, appropriate appellate courts therefrom) in any such Action or proceeding, irrevocably waive the defense of an inconvenient forum to the maintenance of any such Action or proceeding and agree that service of process in any such Action or proceeding shall be effective if given in accordance with Section 8.07 or any other manner permitted by applicable Law.

(b)    EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUCH ACTION. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.06(b).

(c)    The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which such Party is entitled at law or in equity.

(d)    Notwithstanding the foregoing or anything else in this Agreement to the contrary, the Parties hereby acknowledge and agree that the Company shall only be entitled to seek specific performance to cause Parent to draw down the full proceeds of the Equity Financing or to cause Parent to effect the Closing in accordance with Section 2.03, on the terms and subject to the conditions in this Agreement, if (i) all conditions in Section 6.01 and Section 6.03 have been satisfied as of the date the Closing is required to have occurred pursuant to Section 2.03 (other than conditions that by their nature are to be satisfied at the Closing), (ii) Parent fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.03 and (iii) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Equity Financing is funded and the contribution to Parent is made in accordance with the terms of the Rollover Agreement, then the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to both specific performance and to receive the Termination Fee.

Section 8.07    Notices. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given or made as follows: (a) if delivered in person, on the day of such delivery; (b) if by facsimile, on the day on which such facsimile was sent; provided, that receipt is personally confirmed by telephone; (c) if by electronic mail, on the day on which such electronic mail was sent; (d) if by certified or registered mail (return receipt requested), on the fifth Business Day after the mailing thereof; or (e) if by reputable overnight delivery service, on the second Business Day after the sending thereof:

If to the Company, to:

AmTrust Financial Services, Inc.

59 Maiden Lane, 43rd Floor

New York, NY 10038

Attention:	Stephen Ungar
Facsimile:	(212) 220-7130
Email:	Stephen.Ungar@amtrustgroup.com

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention:	Steven A. Seidman
Laura L. Delanoy
Facsimile:	(212) 728-8111
Email:	sseidman@willkie.com
ldelanoy@willkie.com

If to Parent or Merger Sub, to:

Evergreen Parent, L.P.

c/o AmTrust Financial Services, Inc.

59 Maiden Lane, 43rd Floor

New York, NY 10038

Attention:	Barry Zyskind
Email:	barry.zyskind@amtrustgroup.com

with copies (which shall not constitute notice) to:

Trident Pine Acquisition LP

c/o Stone Point GP Ltd.

20 Horseneck Lane

Greenwich, CT 06830

Attention:            David Wermuth

Facsimile:           (203) 625-8357

Email:                 dwermuth@stonepoint.com

and

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention:            Todd E. Freed

                             Jon A. Hlafter

Facsimile:           (212) 735-2000

Email:                 todd.freed@skadden.com

                             jon.hlafter@skadden.com

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention:            Ross A. Fieldston

                             Adam M. Givertz

Facsimile:           (212) 757-3990

Email:                 rfieldston@paulweiss.com

                             agivertz@paulweiss.com

Section 8.08    Entire Agreement. This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Equity Commitment Letters and the Rollover Agreement contain the entire understanding of the Parties with respect to the subject matter hereof, and supersede and cancel all prior agreements, negotiations, correspondence, undertakings and communications of the Parties, oral or written, respecting such subject matter.

Section 8.09    No Other Representations or Warranties.

(a)    Except for the representations and warranties contained in ARTICLE IV, the Company acknowledges that (i) neither Parent, Merger Sub nor any other Person acting on behalf of any Parent or Merger Sub makes any express or implied representation or warranty to the Company and (ii) neither Parent, Merger Sub nor any other Person acting on behalf of Parent or Merger Sub will have or be subject to any liability to the Company or any of its Affiliates or their respective directors, officers or employees resulting from the distribution to the Company, or the Company’s use of, any information, documents, projections, forecasts or other material available or made available to the Company or its Representatives.

(b)    Except for the representations and warranties contained in ARTICLE III, each of Parent and Merger Sub acknowledges that (i) neither the Company nor any other Person acting on behalf of the Company makes any express or implied representation or warranty to Parent or Merger Sub and (ii) neither the Company nor any other Person acting on behalf of the Company will have or be subject to any liability to Parent or any of Parent’s Affiliates or their respective directors, officers or employees resulting from the distribution to Parent or Merger Sub or Parent’s or Merger Sub’s use of, any information, documents, projections, forecasts or other material available or made available to Parent or Merger Sub or their respective Representatives.

Section 8.10    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Party or Parties, as the case may be; provided, however, that each of Parent or Merger Sub may assign its rights under this Agreement without such prior written consent to (i) any of its Affiliates and (ii) from and after Closing, any lenders pursuant to terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning collateral in respect of the Debt Financing; provided, further, that any such assignment shall not relieve such Party of its obligations hereunder.

Section 8.11    Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original, but all of which will be considered one and the same agreement.

Section 8.12    No Third Party Beneficiaries. Except as provided in Section 5.09 with respect to Covered Persons, Section 5.14(b) and Section 5.15(h) with respect to the Indemnitees, the last sentence of Section 5.16 with respect to certain Rollover Stockholders, Section 7.03(c) with respect to Trident and Section 8.13 with respect to Non-Party Entities, nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights or remedies under or by reason of this Agreement.

Section 8.13    Non-Recourse. The Company agrees, both for itself and its stockholders and Affiliates, that except to the extent expressly set forth in any Equity Commitment Letter or Rollover Agreement, all claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against Parent and Merger Sub, and no Person who is not a named party to this Agreement, including without limitation any past, present or future director, officer, employee, incorporator, member, manager, partner, equityholder, Affiliate, agent, attorney or representative of Parent or Merger Sub or any Equity Provider, Back-to-Back Equity Financing Source, Rollover Stockholder or other financing source (“Non-Party Entities”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of Parent or Merger Sub against its owners or Affiliates) for any obligations or Liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution, and the Company waives and releases all such Liabilities, claims and obligations against any such Non-Party Entities. Non-Party Entities are expressly intended as third party beneficiaries of this provision of this Agreement.

Section 8.14    Severability; Enforcement. Any term or provision of this Agreement that is held invalid or unenforceable in any jurisdiction by a court of competent jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or unenforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be held unenforceable by a court of competent jurisdiction, such provision shall be interpreted to be only so broad as is enforceable.

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

EVERGREEN PARENT, L.P.

By its General Partner: Evergreen Parent, GP, LLC

By:	/s/ Barry D. Zyskind
Name:	Barry D. Zyskind
Title:	Manager

EVERGREEN MERGER SUB, INC.

By:	/s/ Barry D. Zyskind
Name:	Barry D. Zyskind
Title:	Co-President and Co-Secretary

AMTRUST FINANCIAL SERVICES, INC.

By:	/s/ Stephen Ungar
Name:	Stephen Ungar
Title:	General Counsel, SVP, Secretary

[Signature Page to Agreement and Plan of Merger]